[redacted]

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE

No Act
PE 1/23/12

March 6, 2012

James E. Parsons
Exxon Mobil Corporation
james.e.parsons@exxonmobile.com

Act:	1934
Section:	
Rule:	14a-8
Public Availability:	3-6-12

Re: Exxon Mobil Corporation
Incoming letter dated January 23, 2012

Dear Mr. Parsons:

This is in response to your letter dated January 23, 2012 concerning the shareholder proposal submitted to ExxonMobil by Green Century Capital Management; Trillium Asset Management Corporation on behalf of Michael R. Lazarus and Cynthia J. Price; the Congregation of the Sisters of the Holy Names of Jesus and Mary; the Adrian Dominican Sisters; Middlebury College Student Investment Club; the Central Pacific Province of the School Sisters of Notre Dame; Zevin Asset Management, LLC on behalf of Ellen Sarkisian; the Sisters of St. Dominic of Tacoma; the Sisters of St. Francis of Philadelphia; and Madeline B. Moore. We also have received a letter on the proponents' behalf dated February 27, 2012. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: Sanford J. Lewis
sanfordlewis@gmail.com

March 6, 2012

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Exxon Mobil Corporation
Incoming letter dated January 23, 2012

The proposal requests that the board prepare a report discussing possible short and long term risks to the company's finances and operations posed by the environmental, social, and economic challenges associated with the oil sands.

There appears to be some basis for your view that ExxonMobil may exclude the proposal under rule 14a-8(i)(7), as relating to ExxonMobil's ordinary business operations. In this regard, we note that the proposal addresses the "economic challenges" associated with the oil sands and does not, in our view, focus on a significant policy issue. Accordingly, we will not recommend enforcement action to the Commission if ExxonMobil omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Louis Rambo
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

SANFORD J. LEWIS, ATTORNEY

February 27, 2012
Via Electronic Mail

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Shareholder Proposal Submitted to Exxon Mobil regarding report on oil sands risks by Green Century Capital Management

Ladies and Gentlemen:
Green Century Capital Management (the "Proponent") is the beneficial owner of common stock of Exxon Mobil (the "Company") and has submitted a shareholder proposal (the "Proposal") with co-filers to the Company requesting a report on long-term risks to the Company's finances and operations posed by environmental, social and economic challenges associated with the oil sands. We have been asked by the Proponent to respond to the no action request letter dated January 23, 2012 sent to the Securities and Exchange Commission by James E. Parsons on behalf of the Company. The Company contends that the Proposal may be excluded from the Company's 2012 proxy statement by virtue of Rule 14a-8(i)(7), ordinary business.

We have reviewed the Proposal, as well as the letter sent by the Company. Based upon the foregoing, as well as the relevant rule, it is our opinion that the Proposal is not excludable by virtue of the rule. A copy of this letter is being emailed concurrently to James E. Parsons, Exxon Mobil.

SUMMARY

The Company asserts that the Proposal is excludable under the ordinary business exclusion. However, the issue of oil sands extraction is a significant social policy issue that transcends ordinary business, with a clear nexus to the Company. Therefore the Proposal is not excludable under Rule 14a-8(i)(7).

THE PROPOSAL

For convenience of the Staff, the Proposal in its entirety is included as Attachment A. The following is the resolve clause and supporting statement.

RESOLVED:
Shareholders request that the Board prepare a report discussing possible short and long term risks to the company's finances and operations posed by the environmental, social and economic challenges associated with the oil sands. The report should be prepared at reasonable cost, omit proprietary and legal strategy information, address risks other than those associated with or attributable to climate change, and be available to investors by August 2012.

PO Box 231 Amherst, MA 01004-0231 • sanfordlewis@gmail.com
413 549-7333 ph. • 781 207-7895 fax

SUPPORTING STATEMENT:
The Board shall determine the scope of the report. Proponents believe risk information of interest to shareholders could include, among other things, assessing the impact of worst-case along with reasonably likely scenarios regarding:

- Environmentally-related restrictions and requirements that might hinder or penalize operations, including those associated with water, land, non-carbon air emissions, reclamation and tailings;
- Aboriginal lawsuits against the Canadian government; and
- Public opposition throughout the lifecycle of oil sands operations –from exploration, to extraction, to transportation of the extracted bitumen.

ANALYSIS

Background

Essentially the same Proposal appeared on ExxonMobil's proxy in 2010 and 2011. In 2011, the Company contended in its no action request that its recent reports on oil sands development were responsive to the Proposal and therefore amounted to substantial implementation. The Staff rejected that claim in *Exxon Mobil* (March 17, 2011). The Proposal appeared on the proxy and received 27% shareholder support, building from the 26% vote it had received in 2010.

In its 2012 no action request, the Company no longer is asserting the sufficiency of its disclosures. Instead, it asserts that the high profile social policy issue of extraction and impacts from the oil sands represent a matter of excludable ordinary business under Rule 14a-8(i)(7).

Exchange Act Release No 40018 (May 21, 1998), clarified that a shareholder proposal may touch on matters that relate to the ordinary business of the Company if there is a significant social policy issue that causes the proposal to transcend ordinary business concerns. In addition, as articulated repeatedly by the Staff in recent years, any such proposals also must not micromanage the Company, and the social policy issue must have a nexus to the company. As demonstrated below, all of these criteria are met in the present Proposal, and therefore it is not excludable under the ordinary business exclusion.

This Proposal relates to a significant policy issue, environmental impacts of oil sands extraction, and therefore is not excludable as ordinary business.

Extraction of petroleum from the oil sands is a high-profile social policy issue, both because of its regional environmental impacts as well as its impact on climate. The present Proposal is focused on the regional impacts of resource extraction, including the environmental and social disruption, and the related costs and risks this poses for the Company.

Regional Environmental Impacts
Oil sands extraction was deemed "the most destructive project on Earth" in a February 2008 report of the same name.[1] Mining, upgrading and refining bitumen from oil sands is "one of the most environmentally costly sources of transport fuel in the world"[2] – highly resource intensive and environmentally damaging, requiring the draining of wetlands, diversion of rivers, creation of massive toxic tailing ponds, and the removal of trees and vegetation.[3] On top of the impacts on air quality, water quality, wildlife, and ecosystems, oil sands are also incredibly energy intensive[4], and their development and expansion will mean a significant increase in greenhouse gas emissions.[5]

Oil sands mining is water-intensive: taking into account recycling, up to four barrels of water are used to extract and upgrade one barrel of synthetic crude oil.[6] Water scarcity, particularly in the Athabasca River Basin where most oil sands projects are located, and water pollution, are significant concerns for oil sands operators, and can present regulatory and physical risks for companies.

Oil sands mining is an environmentally-damaging practice, requiring clear-cutting, strip-mining and the generation of massive toxic lakes that are visible from space. In-situ projects, while not as visibly destructive, also cause significant land disruption to allow for the maze of pipelines and wells required to extract the bitumen. All oil sands operators are required by law to provide a closure plan that will ensure a restoration of project land area to "equivalent land capability."[7]

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[1] Environmental Defence, *Canada's Toxic Tar Sands: The Most Destructive Project on Earth*, 02/08, available at http://www.environmentaldefence.ca/reports/tarsands.htm

[2] *The Oil Sands Report Card*, Pembina Institute and World Wildlife Canada, 2007, p. vii.

[3] James Hansen, director of NASA's Goddard Institute for Space Studies, has written about the impact of oil sands development on the earth's natural carbon storage capacities:

> "The tar sands of Canada constitute one of our planet's greatest threats. They are a double-barreled threat. First, producing oil from tar sands emits two-to-three times the global warming pollution of conventional oil. But the process also diminishes one of the best carbon-reduction tools on the planet: Canada's boreal forest. This forest plays a key role in the global carbon equation by serving as a major storehouse for terrestrial carbon - indeed, it is believed to store more carbon per hectare than any other ecosystem on Earth. When this pristine forest is strip-mined for tar sands development, much of its stored carbon is lost."*The Guardian*, February 19, 2009.

[4] The tar sands use 0.6 billion cubic feet per day of natural gas. In November 2007, Canada's National Energy Board released a report warning that "increasing demand [for natural gas] and gradually declining production reduces the net exports to zero by 2028 [after which] Canada becomes a net gas importer, reliant on LNG (liquified natural gas) imports." The report goes on to predict that "Canadian natural gas production is expected to decline by almost 40 per cent by the end of 2030." The energy return on investment (EROI) of developing oil from the tar sands is between 2 to 5:1. Middle Eastern oil has an EROI of roughly 20:1. ("Five steps to success: An analysis of Obama's energy plan," University Wire, 2/24/09).

[5] Presently, tar sands oil extraction is responsible for five percent of Canada's GHG emissions. (www.canadaoilsands.ca)

[6] *Lines in the Sands: Oil Sands Sector Benchmarking*, Northwest and Ethical Investments, November 2009. http://www.ethicalfunds.com/SiteCollectionDocuments/docs/lines_in_the_sands_full.pdf

[7] http://www.ethicalfunds.com/SiteCollectionDocuments/docs/lines_in_the_sands_full.pdf

Reclamation, however, is very difficult for oil sands projects. According to the Alberta government, only 0.2% of land disturbed for oil sands development, or 1.04 kilometers, has been certified as reclaimed.[8] One reason for this difficulty is that much of the original land upon which oil sands were developed consisted of wetlands, which are nearly impossible to recreate.

According to a recent report prepared for the Canadian government, there is concern that the environmental impacts of the oil sands development may be irreversible and pose significant risks. "Collateral damage from Canada's booming oilsands sector may be irreversible, posing a significant environmental and financial risk to the province of Alberta," says a secret memorandum prepared for the federal government's top bureaucrat."[9]

In February 2012, a major joint Canada/Alberta Implementation Plan for Oil Sands Monitoring was announced and received media coverage in *Business Week*, *Reuters*, *The Globe and Mail*, and *The Toronto Sun*. According to the document, the "rapid expansion [of the oil sands] has led to a need for a more comprehensive understanding of their potential cumulative environmental impacts. A strengthened scientific understanding of these impacts can help guide effective and responsible environmental management of this valuable resource."As a result, joint action has been taken at the federal and provincial level. As this implementation plan[10] notes:

> The oil sands operations could have environmental impacts of two distinct natures – release of substances that are potentially harmful to the environment (referred to as contaminants) and direct disruption of the landscape. Both of these impacts need to be considered in an integrated fashion as their effects can be cumulative.
>
> Contaminants emitted from oil sands development and operations can impact the environment both close to and distant from the point of emission. Contaminants emitted from oil sands activities, such as industrial stacks, open mine faces, tailings ponds, exhaust from large trucks and the burning of brush to clear land, may move away from the source through the movement of air masses or water currents. These contaminants undergo chemical reactions in the environment as they are transported away from the sources. Finally they are deposited through rain, snow or dry deposition to water and land surfaces, potentially impacting ecosystems as well as people in populated areas.
>
> Both mineable oil sands and *in-situ* developments could affect fish and wildlife through habitat loss, or landscape fragmentation. Beyond clearing of habitat, there

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[8] Government of Alberta, "Alberta's Oil Sands: Facts and Stats," www.oilsands.alberta.ca/519.cfm.
[9] Mike De Souza, "According to a new report, 'Oilsands pose 'significant environmental and financial risk' to Alberta, says PCO'" *PostMedia News*, February 20, 2012, http://www.canada.com/business/Oilsands+pose+significant+environmental+financial+risk+Alberta+says/6180384/story.html#ixzz1n1UQdOIE
[10] Joint Canada|AlbertaImplementation Plan for Oil Sands Monitoring, February 2012.(emphasis added)

is disturbance to habitat through factors such as altered water regimes arising from disturbance to hydrological systems.

A key aspect of this monitoring program is its holistic nature, where the results are interpreted and linked across environmental media to relate emissions and habitat disturbance to cumulative, long-term and acute effects on receptors, both ecosystems and human health. The Implementation Plan will be delivered based on the principle of inclusion of Traditional Ecological Knowledge, and the training and involvement of members of local communities in the actual monitoring activities.

The oil sands are associated with the controversial XL pipeline.

- In July 2011, the *Wall Street Journal* penned a comprehensive article addressing the challenges of the oil sands. "In a 21st-century oil boom, this sparsely populated Canadian province has become one of the world's newest petroleum powerhouses. Foreign investors are piling in, and Alberta plans to double production over the next decade. The problem is that the U.S.—the biggest consumer of Alberta petroleum—may not want the additional oil. Most of Alberta's 1.5 million barrels of daily exports are extracted from oil sands, or bitumen... Almost all the oil produced ends up in the U.S., where environmentalists and some powerful Democrats have lined up against importing any more of the stuff."[11]
- The pipeline has been highly controversial in the US.
  - "Police have arrested more than 150 people in Washington DC for blocking the road to the White House to protest against a new pipeline carrying oil sands fuel from Canada to the US. The arrests began on Saturday, when some 2,000 activists from 50 states launched a two-week protest campaign."[12]
- Bill McKibben, one of the organizers of the opposition stated, "There's a reason that 10 Nobel Peace Prize recipients, not to mention 20 of America's top scientists, not to mention editorial pages from *The New York Times* to the*Los Angeles Times* to the *Pittsburgh Post-Gazette*, not to mention politicians from Vermont independent Sen. Bernie Sanders to Nebraska's Republican Gov. Dave Heineman, not to mention several labor unions, have all asked President Obama to deny a permit for the Keystone pipeline. And there's a reason that 1,253 people went to jail to highlight their opposition, in the largest peaceful civil disobedience action in this country in a generation. It's because the pipeline's a disaster... "[13]

  In December 2011, the *Wall Street Journal* produced a primer on the controversy surrounding the Keystone XL pipeline. The opposition was described in the

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[11] Chip Cummins and Edward Welsch, "Canada Has Plenty of Oil, but Does the US Want It?" *The Wall Street Journal*, July 8, 2011, http://online.wsj.com/article/SB10001424052702303763404576418120173841168.html?KEYWORDS=%22oil+sands%22

[12] Sheila McNulty, "Arrests follow Washington oil sands protests," *The Financial Times* August 22, 2011, http://www.ft.com/intl/cms/s/0/bccbb814-cd05-11e0-88fe-00144feabdc0.html#axzz1nEuoaEjL

[13] Bill McKibben, "Opposing View: Keystone pipeline's a disaster," The USA Today, October 26, 2011.

following way: "Environmentalists on both sides of the border say the line will encourage the oil industry to continue exploiting Alberta's oil sands, developments they criticize on many fronts: Extraction is disruptive to Alberta's boreal forests—more like surface mining than conventional drilling. Some critics, including powerful U.S. Democrats, also say that Washington could help wean the U.S. off its dependence on fossil fuels by rejecting the line."[14]

- In its coverage of the controversy over the Keystone pipeline, *The Wall Street Journal* cited, "Susan Casey-Lefkowitz of the National Resources Defense Council says the pipeline would promote a dirty and energy-intensive form of oil extraction, pipe that oil through environmentally sensitive areas and aquifers in the U.S., and ultimately keep the U.S. addicted to the wrong sort of fuel, speeding climate change."[15]
- Much of the debate around the *Keystone XL pipeline was framed* as a jobs vs. the environment.
    - According to the *Wall Street Journal*, "Environmentalists dispute that jobs figure, saying the number of permanent jobs to be created by the pipeline to carry oil from Canada is nowhere near that high. Last year they forced TransCanada Corp. to reroute the pipeline, citing concerns about water safety in parts of Nebraska through which the pipeline was set to pass. The Natural Resources Defense Council says the pipeline would handle 'the dirtiest oil on the planet.'"[16]
    - The politics were heightened when the Speaker of the House invited individuals affected by the Keystone decision to the State of the Union. According to the *Wall Street Journal*, "Speaker John Boehner will host some elected officials and business executives who had a stake in the construction of the Keystone XL pipeline, which Mr. Obama recently delayed. Republicans have criticized Mr. Obama's decision. In a press release Tuesday, Mr. Boehner's office refers to the four guests as 'leaders and job creators hurt by the president's decision to reject the Keystone XL pipeline extension.'"[17]
- After Obama rejected the Keystone XL application, focus shifted to other controversial pipeline prospects. According to the *Wall Street Journal*, "Analysts estimate that without new construction, output from Alberta's oil-sands developments

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[14] Chip Cummins, "Pipeline's Long Path Throught the Oil Sands of Politics," *The Wall Street Journal*, December 17, 2011, http://online.wsj.com/article/SB10001424052970203733304577102882137215796.html?KEYWORDS=%22oil+sands%22

[15] John Bussy, "What Prohibition Teaches Us About the Keystone Pipeline," *The Wall Street Journal*, December 9, 2011, http://online.wsj.com/article/SB10001424052970204319004577084921578161262.html?KEYWORDS=%22oil+sands%22

[16] Peter Landers and Corey Boles, "Pipeline Battle Flares Up Again," *The Wall Street Journal*, January 18, 2012, http://blogs.wsj.com/washwire/2012/01/18/pipeline-battle-flares-up-again/?KEYWORDS=%22oil+sands%22

[17] Carol E. Lee, "Boehner's SOTU Guests: A Statement on Keystone XL Pipeline," *The Wall Street Journal*, January 24, 2012, http://blogs.wsj.com/washwire/2012/01/24/boehners-sotu-guests-a-statement-on-keystone-xl-pipeline/?KEYWORDS=%22oil+sands%22

will fill up current pipeline capacity by the end of the decade. The alternative furthest along is Enbridge Inc.'s Northern Gateway, a proposed pipeline that would take oil from Alberta to the Pacific Ocean, where it could be loaded onto tankers and shipped to Asia. But that line faces stiff opposition as well. Recently, Mr. Harper has taken aim at groups, including U.S. environmentalists, whom he accuses of trying to hijack the Canadian regulatory-approval process for Northern Gateway... While the federal government has final say over the line, thousands of requests for public comment have delayed the regulatory review. Earlier this week, Mr. Harper said he feared the hearings could be "hijacked" by environmentalists funded by "foreign money," in a TV interview. Each of the more than 4,500 people who have signed up to make a public statement about the Gateway project will have at least 10 minutes to speak at hearings this year. More than 200 groups or individuals who wish to present written evidence or documents can be given even more time."[18]

The European Union (EU) is considering a proposal that could ban oil sands product from the region.

- As part of its commitment to reduce carbon emissions, the European Union has passed a Fuel Quality Directive which would encourage the use of fuels with the lowest greenhouse gas emissions.
- On February 23, 2012 a committee of the EU voted on a proposal to implement the provision which would have placed oil sands product at a disadvantage and possibly banned it entirely. Clearly this move would have significant implications ExxonMobil and the other producers of oil sands crude.
- The committee was deadlocked neither having enough votes to move forward with the directive nor kill it entirely. It will be considered again in the coming months. A headline in the *Toronto Star* proclaims "EU delays decision on whether oil sands crude more harmful to environment." ... Canada reportedly threatened a trade war with Europe over the "dirty oil" classification, which experts said would amount to a European ban on oil sands crude."[19]

Reading the Proposal in its entirety it is clear that it is focused on the significant policy issue of environmental risk from oil sands extraction.

The Company attempts to frame the subject matter of the Proposal as relating to something other than the environmental concerns associated with oil sands extraction. For instance, on page 6 of the Company's letter, the company attempts to assert that the environment is not the core concern, despite its extended list of examples of where the environment is discussed in the Proposal. However, reading the resolve clause, whereas clauses and supporting statement

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[18] Paul Viera and Edward Welsch, "Canada Warns Environmentalists Not to Slow Pacific Project," *The Wall Street Journal*, January 19, 2012, http://online.wsj.com/article/SB10001424052970203735304577169270457533332.html?KEYWORDS=%22oil+sands%22

[19] Michael Lewis, "EU delays decision on whether oil sands crude more harmful to environment," *The Toronto Star*, February 23, 2012, http://www.thestar.com/business/article/1135590--eu-committee-undecided-on-labeling-oil-sands-as-worse-for-environment-than-other-crude

in their entirety, it is clear that the Proposal is about the environmental issues related to oil sands (except for greenhouse gases) and the manner in which the environmental impacts of the extraction process raises social disruption issues (e.g. aboriginal lawsuits) and public perception challenges, which in turn make this development economically challenging as well.

The environmental impacts of extraction of oil sands, and the costs of controlling those impacts, are central economic issues in oil sands extraction, which is why this proposal seeks to include economics in the requested report. Oil sands development is fraught with risk, and long-term profits depend on the quick and aggressive mitigation of these risks. For a thorough and detailed discussion of the challenges that may adversely affect the future economic viability of oil sands development in Alberta, we refer you to *Canada's Oil Sands: Shrinking Window of Opportunity*,[20] authored by the RiskMetrics Group, a division of MSCI.

Because oil sands extraction is one of the most expensive ways of generating oil, the process is uniquely vulnerable to changing market conditions. A typical oil sands project in Alberta involves billions of dollars of capital investment, has an operations workforce of over one thousand people and a lifespan of over 50 years.[21] There is only a small price window at which oil sands projects are recognized to be economically viable. According to the recent RiskMetrics report, "The oil sands are the world's most expensive source of new oil, and new production requires prices of at least $65 per barrel, and potentially as high as $95 per barrel, to make economic sense. Increasing environmental regulations… will cause this floor price to rise."[22] As a result, the proponents seek increased disclosure on how the company is managing the financial and economic risks associated with oil sands development.

The resolve clause and the supporting statement make it clear that environmental controversies associated with oil sands extraction are the central thrust of the Proposal. The Proposal is none other than an environmental proposal, and therefore is consistent with the many Staff precedents which have found that environmental proposals of this kind address a significant social policy issue and therefore transcends ordinary business.

There is a clear nexus of the significant social policy issue to the Company.
ExxonMobil has dramatically increased investments in the oil sands over recent years through its stake in Imperial Oil and through ExxonMobil Canada. At the end of 2010, ExxonMobil's total proved reserves in the oil sands were over 2.78 billion barrels - just over 11% of the company's total proved reserves. As a result, ExxonMobil is exposed to significant risk from economic challenges associated with oil sands development. Oil price volatility and other market forces could render the company's capital-intensive oil sands projects uneconomic, as happened to many projects in 2008.

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[20] http://www.ceres.org/Document.Doc?id=597
[21] *The Oil Sands Report Card*, Pembina Institute and World Wildlife Canada, 2007, p. 3.
[22] "Canada's Oil Sands: Shrinking Window of Opportunity," RiskMetrics (Yulia Reuter, Dough Cogan, Dana Sasarean, Mario Lopez Alcala, Dinah Koehler) and Ceres, May 2010, www.ceres.org/oilsandsreport ,p. 2

Despite the company's significant presence in the oil sands, ExxonMobil's existing disclosure is limited and does not adequately address the risks associated with the environmental, social and economic challenges that accompany oil sands development. At the same time, some sector competitors provide more comprehensive disclosures, therefore, ExxonMobil is a laggard and its shareholders do not have access to necessary information. As a result, the Proponents requested increased company disclosure of the risks associated with oil sands development to ensure the company is managing such risks.

Discussion of how a significant policy issue affects a specific facility, product line or choice of technologies does not render a significant policy issue excludable as ordinary business.

Staff precedents have long established the principle that even though a proposal might touch on matters of ordinary business, if the proposal relates to a significant social policy issue, it is not excludable under the ordinary business exclusion. The proposals cited by the Company on choice of technologies are not applicable to the present matter, because unlike those cases, in this instance the technology itself is part of a significant social policy issue, namely environmental destructiveness of the technology. Dating back to early resolutions on the propriety of nuclear power, it is clear that choice of technology may well be an appropriate topic for shareholder action provided that they relate to a significant social policy issue, e.g., environmental impacts. *Northern States Power Company* (March 13, 1997) requesting a study of the economic feasibility of converting a particular nuclear power plant to natural gas, not found to be excludable as ordinary business; *Public Service Enterprise Group Inc.* (February 17, 1998) report to shareholders assessing the safety and financial issues of decommissioning the Salem Nuclear Generation Station and replacing it with alternative energy sources.

The Company attempts to distinguish the Staff decisions finding nonexcludable on ordinary business grounds proposals on the environmental impacts of hydraulic fracturing for natural gas extraction. e.g., *Chesapeake Energy Corp.* (April 13, 2010) focus on a specific technology (hydraulic fracturing) or product line (natural gas) does not render a proposal excludable when it addresses the significant policy issue of environmental challenges. Similarly mention of specific facilities is commonplace in shareholder proposals and has never been a basis for excluding a proposal built around a significant social policy issue. See, for instance, the nuclear cases cited above. This is not a proposal attempting to change plant or facility location. In the present case, the elements are clearly present to prevent this Proposal from being excludable under the ordinary business exclusion and there are no countervailing rationales to find an excludable ordinary business issue to be present.

The Company also attempts to argue that the current Proposal relates to issues broader than the social policy issue. However, reading the resolve clause and the supporting statement, and the entire Proposal in context, it is clear that the Proposal relates in its entirety to environmental concerns associated with the oil sands that are under the control of the Company. This is in striking contrast to the cases that the company cites. In *J.P. Morgan Chase and Co.* (March 12, 2010) and *PetSmart* (March 24, 2011) the proposals required the companies to address potentially trivial or non-environmental matters in their action responses. By contrast, the present Proposal does not ask the Company to address any issues beyond the issues implicated by the Proposal in its entirety, and as framed by the supporting statement, which clearly means focusing on the environmental issues.

The Proposal also does not attempt to place its focus outside the significant policy issue as happened in *Walt Disney Co.* (December 15, 2004) or on products and services offered for sale by the company as in *Dominion Resources Inc.* (February 3, 2011).

In this case, the product sold by the company is petroleum. The oil sands are a means of producing that product and the Proposal does not attempt to change the product sold, but only raise issues of environmental impact in how the product is generated and sourced. As such, the Proposal is consistent with a long line of cases allowing proposals to address, for instance, the toxicity of materials used in products. *Avon Products, Inc.* (March 3, 2003) (parabens); *Kroger Co.* (Apr. 12, 2000) (genetically engineered ingredients); *Baxter Int'l. Inc.* (March 1, 1999) (PVC); and *Time Warner Inc.* (February 19, 1997) (chlorinated paper). Contrary to the Company's assertion, this is not a proposal about ownership structure or other non-environmental issues.

To summarize, the Proposal addresses a significant social policy issue, it has a nexus to the company, and the Proposal does not micromanage. Therefore, the Proposal is not excludable under Rule 14a-8(i)(7).

CONCLUSION

The Commission has made it clear that under Rule 14a-8(g) that "the burden is on the company to demonstrate that it is entitled to exclude a proposal." The Company has not met that burden that the Proposal is excludable under Rule 14a-8(i)(7).

Therefore, we request that the Staff inform the Company that the SEC proxy rules require denial of the Company's no-action request. In the event that the Staff should decide to concur with the Company, we respectfully request an opportunity to confer with the Staff. Please call me at (413) 549-7333 with respect to any questions in connection with this matter, or if the Staff wishes any further information.

Sincerely,

Sanford Lewis
Attorney at Law

cc: Green Century
James E. Parsons, Exxon Mobil

Attachment A
Text of the Shareholder Proposal

WHEREAS:
ExxonMobil has significant investments in the Canadian oil sands.

ExxonMobil owns 69.6 percent of Imperial Oil, one of Canada's largest oil companies. Imperial is 100 percent owner of the Cold Lake oil sands project and is the operator and 25 percent owner of Syncrude. ExxonMobil and Imperial jointly own and operate 100 percent of the Kearl oil sands project.

According to ExxonMobil's 2010 10-K, oil sands represent approximately 11 percent of proved reserves, demonstrating our company's significant reliance on Canada's oil sands for long term growth.

There are significant environmental, social and economic risks associated with oil sands.

The resource-intensive and environmentally damaging nature of oil sands development have introduced regulatory, operational, liability and reputational risks to oil sands companies.

The persistence of tailing ponds, which can leak toxic pollutants into groundwater, may present risks along with significant reclamation costs not currently carried on our balance sheet. While companies are required to provide reclamation costs to the Alberta government, investors still have very limited information on the full costs associated with the reclamation liabilities companies carry.

Lawsuits filed by Aboriginal peoples against the Canadian government challenge oil sands and pipeline projects even after approval. One thousand five hundred project components related to ExxonMobil are included in the Beaver Lake Cree case, one of the high-profile cases which could potentially shut down oil sands operations.

Developing the oil sands' tar-like bitumen is expensive, with multi-decade payback horizons. Volatile oil prices and changing demand can impact the viability of these projects.

In its 2010 10-K, Nexen, another company in the oil sands, states, "[o]ur oil sands projects face additional risks compared to conventional oil and gas production," and references risks related to "Aboriginal claims" and "Public perception of oil sands development."

Shareholders believe ExxonMobil has not adequately reported on how possible risks associated with oil sands projects may impact our company's long term financial performance, given our company's significant investments in this area.

RESOLVED:
Shareholders request that the Board prepare a report discussing possible short and long term risks to the company's finances and operations posed by the environmental, social and economic challenges associated with the oil sands. The report should be prepared at reasonable cost, omit proprietary and legal strategy information, address risks other than those

associated with or attributable to climate change, and be available to investors by August 2012.

SUPPORTING STATEMENT:

The Board shall determine the scope of the report. Proponents believe risk information of interest to shareholders could include, among other things, assessing the impact of worst-case along with reasonably likely scenarios regarding:

- Environmentally-related restrictions and requirements that might hinder or penalize operations, including those associated with water, land, non-carbon air emissions, reclamation and tailings;
- Aboriginal lawsuits against the Canadian government; and
- Public opposition throughout the lifecycle of oil sands operations –from exploration, to extraction, to transportation of the extracted bitumen.

Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, Texas 75039-2298
972 444 1478 Telephone
972 444 1488 Facsimile

James E. Parsons
Coordinator
Corporate Securities & Finance

ExxonMobil

January 23, 2012

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Exxon Mobil Corporation*
Shareholder Proposal of Green Century Capital Management et al.
Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

This letter is to inform you that our client, Exxon Mobil Corporation (the "Company"), intends to omit from its proxy statement and form of proxy for its 2012 Annual Meeting of Shareholders (collectively, the "2012 Proxy Materials") a shareholder proposal (the "Proposal") and statements in support thereof received from Green Century Capital Management; Trillium Asset Management Corp. on behalf of Michael R. Lazarus and Cynthia J. Price; the Congregation of the Sisters of the Holy Names of Jesus and Mary; the Adrian Dominican Sisters; Middlebury College Student Investment Club; the Central Pacific Province of the School Sisters of Notre Dame; Zevin Asset Management, LLC on behalf of Ellen Sarkisian; the Sisters of St. Dominic of Tacoma; the Sisters of St. Francis of Philadelphia; and Madeline B. Moore (the "Proponents").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2012 Proxy Materials with the Commission; and

- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the

Staff with respect to this Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Proposal states:

> Shareholders request that the Board prepare a report discussing possible short and long term risks to the company's finances and operations posed by the environmental, social and economic challenges associated with the oil sands. The report should be prepared at reasonable cost, omit proprietary and legal strategy information, address risks other than those associated with or attributable to climate change, and be available to investors by August 2012.

A copy of the Proposal, as well as related correspondence with the Proponent, is attached to this letter as Exhibit A.

BASIS FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2012 Proxy Materials pursuant to Rule 14a-8(i)(7) because the Proposal relates to the Company's ordinary business operations.

ANALYSIS

The Proposal May Be Excluded Under Rule 14a-8(i)(7) Because It Deals With Matters Related To The Company's Ordinary Business Operations.

The Proposal may be omitted pursuant to Rule 14a-8(i)(7) because it deals with matters relating to the Company's ordinary business operations. Rule 14a-8(i)(7) permits a company to omit from its proxy materials a shareholder proposal that relates to the company's "ordinary business" operations. According to the Commission's release accompanying the 1998 amendments to Rule 14a-8, the term "ordinary business" "refers to matters that are not necessarily 'ordinary' in the common meaning of the word," but instead the term "is rooted in the corporate law concept providing management with flexibility in directing certain core matters involving the company's business and operations." Exchange Act Release No. 40018 (May 21, 1998) (the "1998 Release"). In the 1998 Release, the Commission stated that the underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting," and identified two central considerations that underlie this policy. The first was that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." The second consideration related to "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." *Id.* (citing Exchange Act Release No. 12999 (Nov. 22, 1976)).

A proposal being framed in the form of a request for a report does not change the nature of the proposal. The Staff has stated that a proposal requesting the dissemination of a report may be excludable under Rule 14a-8(i)(7) if the substance of the report is within the ordinary business of the issuer. *See* Exchange Act Release No. 20091 (Aug. 16, 1983).

The Proposal requests a report on "possible short and long term risks to the company's finances and operations." The Proposal's request for a review of certain risks does not preclude exclusion if the underlying subject matter of the proposal is ordinary business. As the Staff indicated in Legal Bulletin No. 14E (Oct. 27, 2009) ("SLB 14E"), in evaluating shareholder proposals that request a risk assessment:

> rather than focusing on whether a proposal and supporting statement relate to the company engaging in an evaluation of risk, we will instead focus on the subject matter to which the risk pertains or that gives rise to the risk. . . . [S]imilar to the way in which we analyze proposals asking for the preparation of a report, the formation of a committee or the inclusion of disclosure in a Commission-prescribed document—where we look to the underlying subject matter of the report, committee or disclosure to determine whether the proposal relates to ordinary business—we will consider whether the underlying subject matter of the risk evaluation involves a matter of ordinary business to the company.

The Staff has continued to concur in the exclusion of shareholder proposals seeking risk assessments when the subject matter concerns ordinary business operations. *See, e.g., The TJX Companies, Inc.* (avail. Mar. 29, 2011) (concurring in exclusion of a proposal requesting an annual assessment of the risks created by the actions the company takes to avoid or minimize U.S. federal, state and local taxes and a report to shareholders on the assessment); *Amazon.com, Inc.* (avail. Mar. 21, 2011) (same); *Wal-Mart Stores, Inc.* (avail. Mar. 21, 2011) (same); *Lazard Ltd* (avail. Feb. 16, 2011) (same); *Pfizer Inc.* (avail. Feb. 16, 2011) (same). In the present case, the Proposal is similarly structured as a request to provide an assessment of risks arising from a subject matter that includes aspects of the Company's ordinary business operations. The Proposal seeks a review of the risks "posed by the environmental, social and economic challenges associated with the oil sands." As discussed in further detail below, the Proposal directly implicates the Company's decisions relating to product development and choice of technologies. The Staff has concurred in the exclusion of proposals regarding these topics on ordinary business grounds.

A. The Proposal Is Excludable Because It Relates To Product Development And To The Company's Choice Of Technologies.

It is well established that shareholder proposals relating to the development of products and product lines, including choices of processes and technologies used in the preparation of a company's products, are excludable as relating to a company's ordinary business operations. In *Applied Digital Solutions, Inc.* (avail. Apr. 25, 2006), the Staff concurred with the exclusion of a proposal requesting a report on the "harm the continued sale and use of [radio frequency identification] chips could have to the public's privacy, personal safety, and financial security" because it related to the company's ordinary business operations, specifically, product development. In *CSX Corp.* (avail. Jan. 24, 2011), the Staff concurred in the exclusion of a proposal that the company develop a kit that would allow CSX to convert the majority of its locomotive fleet to a more efficient system as relating to the company's ordinary business, noting that "[p]roposals that concern a company's choice of technologies for use in its operations are generally excludable under rule 14a-8(i)(7)." *See also WPS Resources Corp.* (avail. Feb. 16, 2001) (concurring in the exclusion of a proposal requesting, *inter alia*, that a utility company develop new co-generation facilities and improve energy efficiency because the proposal related to "the choice of technologies"); *Union Pacific Corp.* (avail. Dec. 16, 1996) (concurring in the exclusion of a proposal requesting a report on the status of research and development of a new safety system for railroads on the basis that the development and adaption of new technology for the company's operations constituted ordinary business operations).

Similar to the proposals in *Applied Digital Solutions*, *CSX*, *WPS Resources* and *Union Pacific*, the Proposal relates to a specific process and technology used by the Company in developing its products. Oil sands are a naturally occurring mixture of oil, water and sand from which the oil can be extracted and then refined to produce usable fuels such as gasoline. Extraction of oil from oil sands is an alternative to other sources and technologies through which the Company's products can be derived. For example, the Company's Form 10-K for the year ended December 31, 2010 states that the Company also uses "biofuels, . . . natural gas liquids, as well as crude oil from OPEC countries" as sources for its liquid fuel products. Thus, the Proposal relates specifically to the Company's decisions relating to how it develops its products and to the processes and technologies the Company chooses to use.

The extraction of oil, a necessary source from which the Company produces fuel, from oil sands is a complex process that requires the assessment of myriad operational, technical, financial, legal and organizational factors. Assessing financial and operational risks posed by the challenges associated with oil sands is an intricate process that takes into account a number of factors, including governmental rules and regulations, scientific information and new technologies. Decisions related to the use of oil sands in product development are fundamental to management's ability to run the Company on a day-to-day basis, and shareholders are not in a position to make an informed judgment on such highly technical matters. The decision regarding which technology best suits the Company in sourcing the oil it uses in developing its products can be made only after a thorough examination of a multitude of factors. Accordingly, we believe the Proposal is excludable under Rule 14a-8(i)(7) as relating to the Company's development of its products and choice of technologies.

B. Regardless Of Whether The Proposal Touches Upon Significant Policy Issues, The Entire Proposal Is Excludable Because It Addresses Ordinary Business Matters.

The Commission has recognized that "proposals relating to [ordinary business] matters but focusing on sufficiently significant social policy issues . . . generally would not be considered to be excludable." 1998 Release. As noted above, SLB 14E states that the excludability of a proposal related to a risk assessment hinges on whether the underlying subject matter of the risk assessment is a matter of ordinary business or a significant policy issue. While the Staff has found some environmental proposals to focus on significant policy issues, the mere fact that a proposal touches upon a significant policy issue does not mean that it *focuses* on such an issue. If it does not focus on the significant policy issue or if it focuses on matters of ordinary business in addition to a significant policy issue, as is the case here, Staff precedent indicates that the proposal is excludable.

1. The Proposal Is Not Limited To A Significant Policy Issue.

A proposal is excludable if it covers matters that relate to ordinary business operations in addition to a significant policy issue. For example, the proposal in *PetSmart, Inc.* (avail. Mar. 24, 2011) requested that the board require its suppliers to certify they had not violated certain acts or laws relating to animal cruelty. The Staff granted no-action relief under Rule 14a-8(i)(7) and stated, "Although the humane treatment of animals is a significant policy issue, we note your view that the scope of the laws covered by the proposal is 'fairly broad in nature from serious violations such as animal abuse to violations of administrative matters such as record keeping.'" *See also JPMorgan Chase & Co.* (avail. Mar. 12, 2010) (concurring in the exclusion of a proposal that requested the adoption of a policy barring future financing of companies engaged in a particular practice that impacted the environment because the proposal addressed "matters beyond the environmental impact of JPMorgan Chase's project finance decisions").

Like the laws covered by the *PetSmart* proposal and the policy sought by the *JPMorgan* proposal, the Proposal seeks a report that would include matters of ordinary business in addition to a significant policy issue—the environment. The underlying subject matter of the risks addressed by the Proposal is "the environmental, social and economic challenges associated with the oil sands." Accordingly, the subject matter of the Proposal is not, by its own terms, limited to the environment but also encompasses social and economic issues. Thus, the Proposal may be excluded pursuant to Rule 14a-8(i)(7).

2. The Proposal Does Not Focus On A Significant Policy Issue.

A proposal and supporting statement also are excludable if their overall focus (as opposed to the scope of the resolution) is not on a significant policy issue or other matter that is outside of ordinary business. *See Walt Disney Co.* (avail. Dec. 15, 2004) (concurring in the exclusion of a proposal because "although the proposal mentions executive compensation [a significant policy issue], the thrust and focus of the proposal is on the ordinary business matter of the nature, presentation and content of programming and film production"). For example, in *Dominion Resources, Inc.* (avail. Feb. 3, 2011), the proposal requested that the company initiate a program to provide financing to home and small business owners for installation of rooftop solar or wind power renewable generation, noting that such a program would help Dominion achieve the important goal of "stewardship of the environment." The Staff concurred in the exclusion of the proposal, even though the proposal touched the environment, noting that the proposal related to "the products and services offered for sale by the company."

Similar to the proposal in *Dominion Resources*, while the Proposal touches on an environmental issue, its main focus is on oil sands, a source of a product the Company produces. The Proposal is 12 paragraphs long, and the environment is not even mentioned until the fourth paragraph. Furthermore, the Proposal is more than 400 words long, and there are only a few words and phrases that directly mention the environment:

- Fourth paragraph: "environmental . . . risks"
- Fifth paragraph: "resource-intensive and environmentally damaging nature of oil sands"
- Sixth paragraph: "tailing ponds . . . can leak toxic pollutants into groundwater"
- Resolution: "environmental . . . challenges"
- Supporting Statement: "Environmentally-related restrictions and requirements"

Similar to the *Dominion Resources* proposal, the Proposal mentions and focuses on the non-environmental aspects of oil sands to such an extent that the Proposal should not be characterized as an environmental proposal. The bulk of the Proposal, including even the paragraphs that contain the above references, focuses on non-environmental issues relating to oil sands, such as the Company's ownership structure of an oil sands project and the expenses related to oil sands. Furthermore, in addition to not focusing on the environment, the Proposal also expressly states that the requested report should "address risks other than those associated with or attributable to climate change," thereby eliminating another significant policy issue from the Proposal's coverage. Because the Proposal fails to focus on a significant policy issue, it may be excluded pursuant to Rule 14a-8(i)(7).

The proposal in *Chesapeake Energy Corp.* (avail. Apr. 13, 2010) (declining to concur in the exclusion of a proposal that sought a report on various environmental issues relating to the company's hydraulic fracturing operations because "the proposal focuses primarily on the environmental impacts of Chesapeake's operations") provides a helpful contrast. That proposal's supporting statement emphasized the effect hydraulic fracturing has on the earth and discussed the chemicals that it releases into the environment, and its resolution focused solely on environmental concerns. The Proposal, however, focuses on financial and various other matters related to oil sands.

Similar to *Dominion Resources*, the overall focus of the Proposal is not limited to a significant policy issue such as the environment, and the Proposal is therefore excludable under Rule 14a-8(i)(7).

3. The Proposal Relates To Specific Facilities Of The Company.

Staff precedent indicates that a proposal that mentions a significant policy issue is nevertheless excludable if it relates to the closure or relocation of particular company facilities. In *Pacific Telesis Group* (avail. Feb. 2, 1989), the Staff stated that unlike "proposals dealing generally with the broad social and economic impact of plant closings or relocations[,] . . . proposals concerning specific decisions regarding the closing or relocation of particular plant facilities" are excludable. The Staff further stated that this position applies "even if such proposal deals generally with the broad social and economic [impacts] of plant closings and relocations."

This position was affirmed in *Exxon Corp.* (avail. Feb. 28, 1992). The *Exxon* proposal noted that the company "operates a wholly-owned subsidiary in Northern Ireland" and then stated certain reasons for which shareholders were concerned about the Northern Ireland operations. The resolution requested that the board "review Exxon's Northern Ireland operations," including the "plant location," and prepare a report on this review. The Staff concurred in the exclusion of that part of the proposal as relating to ordinary business.

The Company has interests in the Kearl oil sands project in a joint venture with its Canadian majority-owned affiliate Imperial Oil Limited. Imperial itself also holds interests in two other oil sands projects, Cold Lake (100%) and Syncrude (25%).

Like the *Exxon* proposal, the Proposal identifies and raises concerns about particular Company plant locations — specifically, the Kearl, Cold Lake, and Syncrude projects which are each mentioned by name in the proposal. The proposal notes the environmental challenges, the expenses and the risks due to "[p]ublic perception of oil sands development." The clear implication of the Proposal and its request for a report is that the Company should cease its oil sands operations in Canada. Therefore, consistent with *Pacific Telesis* and *Exxon*, the Proposal is excludable pursuant to Rule 14a-8(i)(7) because it deals with the closing of particular plant facilities, even if the Proposal also is deemed to raise a significant policy issue.

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2012 Proxy Materials.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. If we can be of any further assistance in this matter, please do not hesitate to call me at (972) 444-1478 or Elizabeth A. Ising of Gibson, Dunn & Crutcher LLP at (202) 955-8287.

Sincerely,

James E. Parsons
Coordinator
Corporate Finance & Securities Law

Enclosures

cc: Elizabeth A. Ising, Gibson, Dunn & Crutcher LLP
Larisa Ruoff, Green Century Capital Management
Kristina Curtis, Green Century Capital Management
Shelley Alpern, Trillium Asset Management Corp.
Sister Judy Byron, OP, Adrian Dominican Sisters
Olivia Grugan, Middlebury College Student Investment Club
Gregory John Dier, Middlebury College Student Investment Club
Timothy P. Dewane, Central Pacific Province of the School Sisters of Notre Dame
Sonia Kowal, Zevin Asset Management, LLC
Tom McCaney, Sisters of St. Francis of Philadelphia
Madeline B. Moore

101215807.2

EXHIBIT A

GREEN CENTURY FUNDS

December 13, 2011

David S. Rosenthal
Secretary
ExxonMobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

RECEIVED
DEC 14 2011
D. S. ROSENTHAL

Via fax: 972-444-1505

Dear Mr. Rosenthal,

Green Century Capital Management is filing the enclosed shareholder resolution for inclusion in ExxonMobil's proxy statement pursuant to Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. Please list Green Century Capital Management as the lead filer of this proposal.

Green Century Capital Management is the beneficial owner of at least $2,000 worth of ExxonMobil stock. We have held the requisite number of shares for over one year, and will continue to hold sufficient shares in the Company through the date of the annual shareholders' meeting. Verification of ownership, from a DTC participating bank, is available upon request.

While we appreciate the company's willingness to dialogue with investors on its oil sands operations, we remain concerned that the company's existing disclosure fails to provide investors sufficient information at this time. We would welcome the opportunity to discuss our concerns further. Please contact Larisa Ruoff at 617-482-0800 or lruoff@greencentury.com if the company would like to continue dialogue on this issue.

Sincerely,

Kristina Curtis

Kristina Curtis
Senior Vice President
Green Century Capital Management

Enclosures

SHAREHOLDER PROPOSAL
DEC 14 2011
NO. OF SHARES ______
DISTRIBUTION: DSR: RME: RAL:
LKB: JEP: DGH: SMD

GREEN CENTURY CAPITAL MANAGEMENT, INC.
114 STATE STREET, SUITE 200 BOSTON, MA 02109
tel 617-482-0800 *fax* 617-422-0881
www.greencentury.com

WHEREAS:
ExxonMobil has significant investments in the Canadian oil sands.

ExxonMobil owns 69.6 percent of Imperial Oil, one of Canada's largest oil companies. Imperial is 100 percent owner of the Cold Lake oil sands project and is the operator and 25 percent owner of Syncrude. ExxonMobil and Imperial jointly own and operate 100 percent of the Kearl oil sands project.

According to ExxonMobil's 2010 10-K, oil sands represent approximately 11 percent of proved reserves, demonstrating our company's significant reliance on Canada's oil sands for long term growth.

There are significant environmental, social and economic risks associated with oil sands.

The resource-intensive and environmentally damaging nature of oil sands development have introduced regulatory, operational, liability and reputational risks to oil sands companies.

The persistence of tailing ponds, which can leak toxic pollutants into groundwater, may present risks along with significant reclamation costs not currently carried on our balance sheet. While companies are required to provide reclamation costs to the Alberta government, investors still have very limited information on the full costs associated with the reclamation liabilities companies carry.

Lawsuits filed by Aboriginal peoples against the Canadian government challenge oil sands and pipeline projects even after approval. One thousand five hundred project components related to ExxonMobil are included in the Beaver Lake Cree case, one of the high-profile cases which could potentially shut down oil sands operations.

Developing the oil sands' tar-like bitumen is expensive, with multi-decade payback horizons. Volatile oil prices and changing demand can impact the viability of these projects.

In its 2010 10-K, Nexen, another company in the oil sands, states, "[o]ur oil sands projects face additional risks compared to conventional oil and gas production," and references risks related to "Aboriginal claims" and "Public perception of oil sands development."

Shareholders believe ExxonMobil has not adequately reported on how possible risks associated with oil sands projects may impact our company's long term financial performance, given our company's significant investments in this area.

RESOLVED:
Shareholders request that the Board prepare a report discussing possible short and long term risks to the company's finances and operations posed by the environmental, social and economic challenges associated with the oil sands. The report should be prepared at reasonable cost, omit proprietary and legal strategy information, address risks other than those associated with or attributable to climate change, and be available to investors by August 2012.

SUPPORTING STATEMENT:
The Board shall determine the scope of the report. Proponents believe risk information of interest to shareholders could include, among other things, assessing the impact of worst-case along with reasonably likely scenarios regarding:

- Environmentally-related restrictions and requirements that might hinder or penalize operations, including those associated with water, land, non-carbon air emissions, reclamation and tailings;
- Aboriginal lawsuits against the Canadian government; and
- Public opposition throughout the lifecycle of oil sands operations –from exploration, to extraction, to transportation of the extracted bitumen.

GREEN CENTURY FUNDS

SHAREHOLDER PROPOSAL

DEC 23 2011

NO. OF SHARES__________
DISTRIBUTION: DSR: RME: RAL:
LKB: JEP: DGH: SMD

Fax

To:	Robert Luettgen	From:	Larisa Ruoff
Fax:	972-444-1505	Pages:	3
Phone:		Date:	December 23, 2011
Re:	Green Century proof of ownership	cc:	

☐ Urgent ☐ For Review ☐ Please Comment ☐ Please Reply ☐ Please Recycle

Dear Mr. Luettgen,

Attached, please find proof of Green Century Capital Management's ownership stake in ExxonMobil from our custodian bank, which is a DTC participant.

If you require any more information, please do not hesitate to contact me.

Regards,
Larisa

GREEN CENTURY CAPITAL MANAGEMENT, INC.
114 State Street, Suite 200 ▪ Boston, MA 02109
tel 617-482-0800 fax 617-422-0881
www.greencentury.com

ENTERED 12/23/11

1/3

Vanguard®

P.O. Box 1170
Valley Forge, PA 19482-1170

www.vanguard.com

December 21, 2011

ATTN: KRISTINA CURTIS
GREEN CENTURY CAPITAL
MANAGEMENT INC
114 STATE ST STE 200
BOSTON MA 02109-2402

SHAREHOLDER PROPOSAL

DEC 23 2011

NO. OF SHARES_______
DISTRIBUTION: DSR: RME: RAL:
LKB: JEP: DGH: SMD

RE: Asset Verification

Dear Ms. Curtis:

Thank you for taking the time to contact us.

Please accept this letter as verification that the following Vanguard Brokerage Services® client continuously held 55 shares of Exxon Mobil Corp (XOM) in the below-referenced account between the dates of December 13, 2010 and December 13, 2011. This stock was held through Vanguard Marketing Corporation, a Depository Trust Company (DTC) participant, in the Vanguard Brokerage Account ***FISMA & OMB Memorandum M-07-16***

Green Century Capital Management Inc.
Individual Account
FISMA & OMB Memorandum M-07-16

Furthermore, please note that this security's value has been in excess of $2,000.00 between the above referenced dates.

2/3

If you have any questions, please call Vanguard Brokerage Services® at **800-992-8327**. You can reach us on business days from 8 a.m. to 10 p.m. or on Saturdays from 9 a.m. to 4 p.m., Eastern Time.

Sincerely,

Vanguard Brokerage Services
Retail Investor Group

AXZ

10450982

SHAREHOLDER PROPOSAL

DEC 23 2011

NO. OF SHARES____________
DISTRIBUTION: DSR: RME: RAL:
LKB: JEP: DGH: SMD

3/3

TRILLIUM ASSET MANAGEMENT
Investing for a Better World® Since 1982

Trillium Asset Management Corporation
www.trilliuminvest.com

December 14, 2011

SHAREHOLDER PROPOSAL

DEC 15 2011

NO. OF SHARES
DISTRIBUTION: DSR: RME: [illegible]
LKB: JEP: DGH: SMD

David S. Rosenthal
Secretary
Exxon Mobil Corporation
5959 Las Colinas Blvd.
Irving, TX 75039-2298

Dear Mr. Rosenthal:

Trillium Asset Management Corp. ("Trillium") is an investment firm based in Boston specializing in socially responsible asset management. We currently manage approximately $900 million for institutional and individual clients.

I am hereby authorized to notify you of our intention to file the enclosed shareholder resolution with Exxon Mobil Corporation on behalf of our clients Michael R. Lazarus and Cynthia J. Price, JTWROS. Trillium submits this shareholder proposal for inclusion in the 2012 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934 (17 C.F.R. § 240.14a-8). Per Rule 14a-8, Michael R. Lazarus and Cynthia J. Price, JTWROS holds more than $2,000 of Exxon Mobil Corporation common stock, acquired more than one year prior to today's date and held continuously for that time. Our client will remain invested in this position continuously through the date of the 2012 annual meeting. We will forward verification of the position separately. We will send a representative to the stockholders' meeting to move the shareholder proposal as required by the SEC rules.

We would welcome discussion with Exxon Mobil Corporation about the contents of our proposal.

Please direct any communications to me at (617) 292-8026 ext. 248; Trillium Asset Management, 711 Atlantic Ave., Boston, MA 02111; or via email at salpern@trilliuminvest.com.

We would appreciate receiving a confirmation of receipt of this letter via email.

Sincerely,

Shelley Alpern
Director of Shareholder Advocacy
Trillium Asset Management, LLC

Cc: Rex W. Tillerson, Chairman, Chief Executive Officer, President

Enclosures

WHEREAS:
ExxonMobil has significant investments in the Canadian oil sands.

ExxonMobil owns 69.6 percent of Imperial Oil, one of Canada's largest oil companies. Imperial is 100 percent owner of the Cold Lake oil sands project and is the operator and 25 percent owner of Syncrude. ExxonMobil and Imperial jointly own and operate 100 percent of the Kearl oil sands project.

According to ExxonMobil's 2010 10-K, oil sands represent approximately 11 percent of proved reserves, demonstrating our company's significant reliance on Canada's oil sands for long term growth.

There are significant environmental, social and economic risks associated with oil sands.

The resource-intensive and environmentally damaging nature of oil sands development have introduced regulatory, operational, liability and reputational risks to oil sands companies.

The persistence of tailing ponds, which can leak toxic pollutants into groundwater, may present risks along with significant reclamation costs not currently carried on our balance sheet. While companies are required to provide reclamation costs to the Alberta government, investors still have very limited information on the full costs associated with the reclamation liabilities companies carry.

Lawsuits filed by Aboriginal peoples against the Canadian government challenge oil sands and pipeline projects even after approval. One thousand five hundred project components related to ExxonMobil are included in the Beaver Lake Cree case, one of the high-profile cases which could potentially shut down oil sands operations.

Developing the oil sands' tar-like bitumen is expensive, with multi-decade payback horizons. Volatile oil prices and changing demand can impact the viability of these projects.

In its 2010 10-K, Nexen, another company in the oil sands, states, "[o]ur oil sands projects face additional risks compared to conventional oil and gas production," and references risks related to "Aboriginal claims" and "Public perception of oil sands development."

Shareholders believe ExxonMobil has not adequately reported on how possible risks associated with oil sands projects may impact our company's long term financial performance, given our company's significant investments in this area.

RESOLVED:
Shareholders request that the Board prepare a report discussing possible short and long term risks to the company's finances and operations posed by the environmental, social and economic challenges associated with the oil sands. The report should be prepared at reasonable cost, omit proprietary and legal strategy information, address risks other than those associated with or attributable to climate change, and be available to investors by August 2012.

SUPPORTING STATEMENT:
The Board shall determine the scope of the report. Proponents believe risk information of interest to shareholders could include, among other things, assessing the impact of worst-case along with reasonably likely scenarios regarding:

- Environmentally-related restrictions and requirements that might hinder or penalize operations, including those associated with water, land, non-carbon air emissions, reclamation and tailings;
- Aboriginal lawsuits against the Canadian government; and
- Public opposition throughout the lifecycle of oil sands operations –from exploration, to extraction, to transportation of the extracted bitumen.

VIA E-MAIL david.g.henry@exxonmobil.com

Mr. David G. Henry
Section Head, Shareholder Relations
Exxon Mobil Corporation
5959 Las Colinas Blvd.
Irving, TX 75039

Dear Mr. Henry:

Regarding the proposal concerning a Canadian oil sands report, which I have co-filed on behalf of Michael Lazarus and Cynthia Price for the 2012 Exxon Mobil Corporation Annual Meeting of Shareholders, I designate Green Century Capital Management as the lead filer to act on my behalf for all purposes in connection with this proposal. The lead filer is specifically authorized to engage in discussions with the company concerning the proposal and to agree on modifications or a withdrawal of the proposal on my behalf. In addition, I authorize Exxon Mobil and the Securities and Exchange Commission to communicate solely with the above named lead filer as representative of the filer group in connection with any no-action letter or other correspondence.

Sincerely,

Shelley Alpern

Shelley Alpern
Director of Shareholder Advocacy
Trillium Asset Management LLC
711 Atlantic Avenue
Boston, MA 02111
617-292-8026, x 248

www.trilliuminvest.com

Exxon Mobil Corporation
Investor Relations
5959 Las Colinas Boulevard
Irving, Texas 75039

ExxonMobil

December 20, 2011

VIA UPS – OVERNIGHT DELIVERY

Ms. Shelley Alpern
Director of Shareholder Advocacy
Trillium Asset Management, LLC
711 Atlantic Ave.
Boston, MA 02111

Dear Ms. Alpern:

This will acknowledge receipt of your letter indicating that you wish to co-file on behalf of Mr. Michael Lazarus and Ms. Cynthia J. Price (the "Co-filer") the proposal previously submitted by Green Century Capital Management concerning a report on Canadian Oil Sands in connection with ExxonMobil's 2012 annual meeting of shareholders. However, as noted in your letter, proof of share ownership was not included with your submission.

In order to be eligible to submit a shareholder proposal, Rule 14a-8 (copy enclosed) requires a Co-filer to submit sufficient proof that he or she has continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to vote on the proposal for at least one year as of the date the shareholder proposal was submitted. The Co-filer does not appear on our records as a registered shareholder. Moreover, to date we have not received proof that the Co-filer has satisfied these ownership requirements. To remedy this defect, the Co-filer must submit sufficient proof that these eligibility requirements are met.

As explained in Rule 14a-8(b)(2)(i), sufficient proof may be in the form of a written statement from the "record" holder of the Co-filer's shares (usually a broker or a bank) verifying that, as of the date the proposal was submitted (December 14, 2011), the Co-filer continuously held the requisite number of ExxonMobil shares for at least one year. The Co-filer must also include its own written statement that the Co-filer intends to continue to hold the securities through the date of the 2012 annual meeting.

Most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency that acts as a securities depository (DTC is also known through the account name of Cede & Co.). Such brokers and banks are often referred to as "participants" in DTC. In Staff Legal Bulletin No. 14F (October 18, 2011) (copy enclosed), the SEC staff has taken the view that only DTC participants should be viewed as "record" holders of securities that are deposited with DTC.

The Co-filer can confirm whether its broker or bank is a DTC participant by asking its broker or bank or by checking the listing of current DTC participants, which is available on the internet at: http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf. In these situations, shareholders need to obtain proof of ownership from the DTC participant through which the securities are held, as follows:

- If the Co-filer's broker or bank is a DTC participant, then the Co-filer needs to submit a written statement from its broker or bank verifying that, as of the date the proposal was submitted, the Co-filer continuously held the requisite number of ExxonMobil shares for at least one year.

- If the Co-filer's broker or bank is not a DTC participant, then the Co-filer needs to submit proof of ownership from the DTC participant through which the securities are held verifying that, as of the date the proposal was submitted, the Co-filer continuously held the requisite number of ExxonMobil shares for at least one year. The Co-filer should be able to find out who this DTC participant is by asking the Co-filer's broker or bank. If the Co-filer's broker is an introducing broker, the Co-filer may also be able to learn the identity and telephone number of the DTC participant through the Co-filer's account statements, because the clearing broker identified on the Co-filer's account statements will generally be a DTC participant. If the DTC participant that holds the Co-filer's shares knows the Co-filer's broker's or bank's holdings, but does not know the Co-filer's holdings, the Co-filer needs to satisfy Rule 14a-8(b)(2)(i) by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of securities were continuously held for at least one year – one from the Co-filer's broker or bank confirming the Co-filer's ownership, and the other from the DTC participant confirming the broker or bank's ownership.

Alternatively, if the Co-filer has filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting the Co-filer's ownership of the requisite number of ExxonMobil shares as of or before the date on which the one-year eligibility period begins, the Co-filer can demonstrate eligibility to submit a shareholder proposal in accordance with Rule 14a-8(b)(ii) by providing a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and a written statement that the Co-filer continuously held the requisite number of ExxonMobil shares for the one-year period.

The SEC's rules require that any response to this letter must be postmarked or transmitted electronically to us no later than 14 calendar days from the date this letter is received. Please mail any response to me at ExxonMobil at the address shown above. Alternatively, you may send your response to me via facsimile at 972-444-1505, or by email to proxy@exxonmobil.com.

In light of the SEC staff legal bulletin 14F dealing with co-filers of shareholder proposals, it is important to ensure that the lead filer has clear authority to act on behalf of all co-filers, including with respect to any potential negotiated withdrawal of the proposal. Unless the lead filer can represent that it holds such authority on behalf of all co-filers, and considering SEC staff guidance, it will be difficult for us to engage in productive dialogue concerning this proposal.

Note that under Staff Legal Bulletin No. 14F, the SEC will now distribute no-action responses under Rule 14a-8 by email to companies and proponents. We encourage all proponents and co-filers to include an email contact address on any additional correspondence, to ensure timely communication in the event the proposal is subject to a no-action request.

Sincerely,

David Henry

David G. Henry
Supervisor, Shareholder Relations

DGH/ljg

Enclosures

c: Ms. Kristina Curtis

TRILLIUM ASSET MANAGEMENT®
Investing for a Better World® Since 1982

Trillium Asset Management Corporation
www.trilliuminvest.com

December 29, 2011

RECEIVED
DEC 29 2011
D. S. ROSENTHAL

Via FedEx

David S. Rosenthal
Secretary
Exxon Mobil Corporation
5959 Las Colinas Blvd.
Irving, TX 75039-2298

SHAREHOLDER PROPOSAL
JAN - 3 2012
NO. OF SHARES________
DISTRIBUTION: DSR: RME: RAL:
LKB: JEP: DGH: SMD

Re: Request for verification

Dear Mr. Rosenthal:

Per your request and in accordance with the SEC Rules, please find the attached authorization letter from Michael Lazarus and Cynthia Price, JTWROS as well as the letter from Charles Schwab Advisor Services verifying Michael Lazarus and Cynthia Price, JTWROS's ownership of the position.

Please contact me if you have any questions at (617) 292-8026 ext. 248; Trillium Asset Management LLC. 711 Atlantic Ave., Boston, MA 02111; or via email at salpern@trilliuminvest.com.

Sincerely,

Shelley Alpern

Shelley Alpern
Director of Shareholder Advocacy
Trillium Asset Management, LLC

Cc: Rex W. Tillerson, Chairman, Chief Executive Officer, President

Enclosures

charles SCHWAB

SHAREHOLDER PROPOSAL

JAN - 3 2012

NO. OF SHARES______
DISTRIBUTION: DSR: RME: RAL:
LKB: JEP: DGH: SMD

December 27, 2011

Re: Mr. Michael Richard Lazarus & Cynthia Price/JT Account ***FISMA & OMB Memorandum M-07-16***

This letter is to confirm that Charles Schwab & Co. holds as custodian for the above account 470 shares of common stock Exxon Mobil Corporation. These 470 shares have been held in this account continuously for one year prior to December 14, 2011.

These shares are held at Depository Trust Company under the nominee name of Charles Schwab and Company.

This letter serves as confirmation that the shares are held by Charles Schwab & Co, Inc.

Sincerely,

Darrell Pass

Darrell Pass
Director

SHAREHOLDER PROPOSAL

JAN - 3 2012

NO. OF SHARES_______
DISTRIBUTION: DSR: RME: RAL:
LKB: JEP: DGH: SMD

December 15, 2011

Shelley Alpern
Director of Shareholder Advocacy
Trillium Asset Management, LLC.
711 Atlantic Avenue
Boston, MA 02111

Fax: 617 482 6179

Dear Ms. Alpern:

We hereby authorize Trillium Asset Management Corporation to file a shareholder resolution on our behalf at Exxon Mobil Corporation.

We are the beneficial owners, as JTWROS of more than $2,000 worth of common stock in Exxon Mobil Corporation that we have held continuously for more than one year. We intend to hold the aforementioned shares of stock through the date of the company's annual meeting in 2012.

We specifically give Trillium Asset Management Corporation full authority to deal, on our behalf, with any and all aspects of the aforementioned shareholder resolution. We understand that our names may appear on the corporation's proxy statement as the filer of the aforementioned resolution.

Sincerely,

Michael R. Lazarus

Cynthia J. Price
c/o Trillium Asset Management Corporation
711 Atlantic Avenue, Boston, MA 02111

Sisters of the Holy Names of Jesus and Mary

General Administration

SHAREHOLDER PROPOSAL

DEC 15 2011

NO. OF SHARES____________
DISTRIBUTION: DSR: RME: RAL:
LKB: IEP: DGH: SMD

December 14, 2011

David S. Rosenthal, Secretary
c/o Office of The Corporate Secretary
ExxonMobil Corporation
5959 Colinas Blvd.
Irving, TX 75039-2298

Dear Mr. Rosenthal,

The Congrégation des Soeurs des Saints Noms de Jésus et de Marie, with headquarters in Montreal, is concerned about the significant environmental, social and economic challenges associated with the Canadian oil sands. Further, we are not satisfied that ExxonMobil has adequately reported on the potential financial and reputational risks to the Company from its oil sands operations.

We are co-filing the enclosed resolution with Green Century Capital Management for action at the annual meeting in 2012. We submit it for inclusion in the proxy statement under Rule 14a-8 of the general rules and regulations of the Securities Exchange Act of 1934. A representative of the shareholders will attend the annual meeting to move the resolution as required by SEC rules.

The Congrégation des Soeurs des Saints Noms de Jésus et de Marie is the beneficial owner of at least $2000 worth of ExxonMobil common stock. A letter verifying ownership in the company continuously for at least twelve months as of December 14, 2011 is enclosed. We will continue to hold the required number of shares in ExxonMobil through the annual meeting in 2012.

For matters relating to this resolution, please contact our authorized representative, Larisa Ruoff of Green Century Capital Management: 617-482-0800; or lruoff@greencentury.com

Sincerely,

Emma Bézaire, snjm

Sister Emma Bézaire, s.n.j.m.
Vice-President

Encl.: Verification of ownership
Resolution

Gospel women in solidarity for liberating action

80, rue Saint-Charles Est, Longueuil, Québec, Canada J4H 1A9 • (450) 651-8104 • Fax (450) 651-8636

Desjardins
Trust

December 14th 2011,

To Whom It May Concern:

This letter is to verify that Congregation des Soeurs des Saints Noms de Jésus et de Marie owns 100 shares of Exxon Mobil Corp common stock. Congregation des Soeurs des Saints Noms de Jésus et de Marie owned the required amount of securities on Dec 14, 2011 and has continuously owned the securities for at least 12 months prior to the Dec 14, 2011. At least the minimum number of shares required will continue to be held through the time of the company's next annual meeting.

This security is currently held by Desjardins Trust who serves as custodian for Congregation des Soeurs des Saints Noms de Jésus et de Marie. The shares are registered in our nominee name at Desjardins Trust.

Sincerely,

Sylvie Bordeleau

Sylvie Bordeleau
Senior representative
Administration and Customer Service
Custody Services
Desjardins Trust

Head Office
1, complexe Desjardins
P.O. Box 34 Desjardins Station
Montréal (Québec) H5B 1E4
(514) 286-9441

WHEREAS:
ExxonMobil has significant investments in the Canadian oil sands.

ExxonMobil owns 69.6 percent of Imperial Oil, one of Canada's largest oil companies. Imperial is 100 percent owner of the Cold Lake oil sands project and is the operator and 25 percent owner of Syncrude. ExxonMobil and Imperial jointly own and operate 100 percent of the Kearl oil sands project.

According to ExxonMobil's 2010 10-K, oil sands represent approximately 11 percent of proved reserves, demonstrating our company's significant reliance on Canada's oil sands for long term growth.

There are significant environmental, social and economic risks associated with oil sands.

The resource-intensive and environmentally damaging nature of oil sands development have introduced regulatory, operational, liability and reputational risks to oil sands companies.

The persistence of tailing ponds, which can leak toxic pollutants into groundwater, may present risks along with significant reclamation costs not currently carried on our balance sheet. While companies are required to provide reclamation costs to the Alberta government, investors still have very limited information on the full costs associated with the reclamation liabilities companies carry.

Lawsuits filed by Aboriginal peoples against the Canadian government challenge oil sands and pipeline projects even after approval. One thousand five hundred project components related to ExxonMobil are included in the Beaver Lake Cree case, one of the high-profile cases which could potentially shut down oil sands operations.

Developing the oil sands' tar-like bitumen is expensive, with multi-decade payback horizons. Volatile oil prices and changing demand can impact the viability of these projects.

In its 2010 10-K, Nexen, another company in the oil sands, states, "[o]ur oil sands projects face additional risks compared to conventional oil and gas production," and references risks related to "Aboriginal claims" and "Public perception of oil sands development."

Shareholders believe ExxonMobil has not adequately reported on how possible risks associated with oil sands projects may impact our company's long term financial performance, given our company's significant investments in this area.

RESOLVED:
Shareholders request that the Board prepare a report discussing possible short and long term risks to the company's finances and operations posed by the environmental, social and economic challenges associated with the oil sands. The report should be prepared at reasonable cost, omit proprietary and legal strategy information, address risks other than those associated with or attributable to climate change, and be available to investors by August 2012.

SUPPORTING STATEMENT:
The Board shall determine the scope of the report. Proponents believe risk information of interest to shareholders could include, among other things, assessing the impact of worst-case along with reasonably likely scenarios regarding:

- Environmentally-related restrictions and requirements that might hinder or penalize operations, including those associated with water, land, non-carbon air emissions, reclamation and tailings;
- Aboriginal lawsuits against the Canadian government; and
- Public opposition throughout the lifecycle of oil sands operations –from exploration, to extraction, to transportation of the extracted bitumen.

Desjardins
Trust

December 14th 2011,

To Whom It May Concern:

This letter is to verify that Congregation des Soeurs des Saints Noms de Jésus et de Marie owns 100 shares of Exxon Mobil Corp common stock. Congregation des Soeurs des Saints Noms de Jésus et de Marie owned the required amount of securities on Dec 14, 2011 and has continuously owned the securities for at least 12 months prior to the Dec 14, 2011. At least the minimum number of shares required will continue to be held through the time of the company's next annual meeting.

This security is currently held by Desjardins Trust who serves as custodian for Congregation des Soeurs des Saints Noms de Jésus et de Marie. The shares are registered in our nominee name at Desjardins Trust.

Sincerely,

Sylvie Bordeleau

Sylvie Bordeleau
Senior representative
Administration and Customer Service
Custody Services
Desjardins Trust

Head Office
1, complexe Desjardins
P.O. Box 34 Desjardins Station
Montréal (Québec) H5B 1E4
(514) 286-9441

FD00120 (12-2009)

Exxon Mobil Corporation
Investor Relations
5959 Las Colinas Boulevard
Irving, Texas 75039

ExxonMobil

December 20, 2011

VIA UPS – OVERNIGHT DELIVERY

Sister Emma Bezaire, s.n.j.m.
Vice President
Sisters of the Holy Names of Jesus and Mary
80, rue Saint-Charles Est.
Longueuil, Quebec, Canada J4H 1A9

Dear Sister Bezaire:

This will acknowledge receipt of your letter indicating that you wish to co-file on behalf of the Sisters of the Holy Names of Jesus and Mary (the "Co-filer") the proposal previously submitted by Green Century Capital Management concerning a report on Canadian Oil Sands in connection with ExxonMobil's 2012 annual meeting of shareholders. However, proof of share ownership included with your submission is not sufficient. DesJardins Trust does not appear to be a DTC participant.

In order to be eligible to submit a shareholder proposal, Rule 14a-8 (copy enclosed) requires a Co-filer to submit sufficient proof that he or she has continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to vote on the proposal for at least one year as of the date the shareholder proposal was submitted. The Co-filer does not appear on our records as a registered shareholder. Moreover, to date we have not received proof that the Co-filer has satisfied these ownership requirements. To remedy this defect, the Co-filer must submit sufficient proof that these eligibility requirements are met.

As explained in Rule 14a-8(b)(2)(i), sufficient proof may be in the form of a written statement from the "record" holder of the Co-filer's shares (usually a broker or a bank) verifying that, as of the date the proposal was submitted (December 14, 2011), the Co-filer continuously held the requisite number of ExxonMobil shares for at least one year. The Co-filer must also include its own written statement that the Co-filer intends to continue to hold the securities through the date of the 2012 annual meeting.

Most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency that acts as a securities depository (DTC is also known through the account name of Cede & Co.). Such brokers and banks are often referred to as "participants" in DTC. In Staff Legal Bulletin No. 14F (October 18, 2011) (copy enclosed), the SEC staff has taken the view that only DTC participants should be viewed as "record" holders of securities that are deposited with DTC.

The Co-filer can confirm whether its broker or bank is a DTC participant by asking its broker or bank or by checking the listing of current DTC participants, which is available on the internet at: http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf. In these situations, shareholders need to obtain proof of ownership from the DTC participant through which the securities are held, as follows:

- If the Co-filer's broker or bank is a DTC participant, then the Co-filer needs to submit a written statement from its broker or bank verifying that, as of the date the proposal was submitted, the Co-filer continuously held the requisite number of ExxonMobil shares for at least one year.

- If the Co-filer's broker or bank is not a DTC participant, then the Co-filer needs to submit proof of ownership from the DTC participant through which the securities are held verifying that, as of the date the proposal was submitted, the Co-filer continuously held the requisite number of ExxonMobil shares for at least one year. The Co-filer should be able to find out who this DTC participant is by asking the Co-filer's broker or bank. If the Co-filer's broker is an introducing broker, the Co-filer may also be able to learn the identity and telephone number of the DTC participant through the Co-filer's account statements, because the clearing broker identified on the Co-filer's account statements will generally be a DTC participant. If the DTC participant that holds the Co-filer's shares knows the Co-filer's broker's or bank's holdings, but does not know the Co-filer's holdings, the Co-filer needs to satisfy Rule 14a-8(b)(2)(i) by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of securities were continuously held for at least one year – one from the Co-filer's broker or bank confirming the Co-filer's ownership, and the other from the DTC participant confirming the broker or bank's ownership.

Alternatively, if the Co-filer has filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting the Co-filer's ownership of the requisite number of ExxonMobil shares as of or before the date on which the one-year eligibility period begins, the Co-filer can demonstrate eligibility to submit a shareholder proposal in accordance with Rule 14a-8(b)(ii) by providing a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and a written statement that the Co-filer continuously held the requisite number of ExxonMobil shares for the one-year period.

The SEC's rules require that any response to this letter must be postmarked or transmitted electronically to us no later than 14 calendar days from the date this letter is received. Please mail any response to me at ExxonMobil at the address shown above. Alternatively, you may send your response to me via facsimile at 972-444-1505, or by email to proxy@exxonmobil.com.

In light of the SEC staff legal bulletin 14F dealing with co-filers of shareholder proposals, it is important to ensure that the lead filer has clear authority to act on behalf of all co-filers, including with respect to any potential negotiated withdrawal of the proposal. Unless the lead filer can represent that it holds such authority on behalf of all co-filers, and considering SEC staff guidance, it will be difficult for us to engage in productive dialogue concerning this proposal.

Note that under Staff Legal Bulletin No. 14F, the SEC will now distribute no-action responses under Rule 14a-8 by email to companies and proponents. We encourage all proponents and co-filers to include an email contact address on any additional correspondence, to ensure timely communication in the event the proposal is subject to a no-action request.

Sincerely,

David Henry

David G. Henry
Supervisor, Shareholder Relations

DGH/ljg

Enclosures

c: Ms. Kristina Curtis

General Administration
Sisters of the Holy Names of Jesus and Mary
80, rue Saint-Charles Est - Longueuil - (Québec) - J4H 1A9
telephone : (450) 651-8104 – Finance fax : (450) 651-8635

FAX TRANSMISSION

TO: Mr. David G. Henry
Exxon Mobil Corporation

DATE: December 22, 2011

Fax No : 1-972-444-1505

FROM: Marc Beaudry for Sister Emma Bezaire, s.n.j.m.

SUBJECT: Response to your letter dated December 20, 2011

Number of pages: 2
(including this one)

Dear Mr. Henry,

Please find, enclosed, a letter designating Mrs. Larisa Ruoff of Green Century Capital Management as the lead filer to act on our behalf for all purposes in connection with the proposal. The original letter will follow by Fed Ex. I would also like to inform you that Fiducie Desjardins (French name for Trust Desjardins) is a DTC participant. It is registered as Fiducie Desjardins.

Sincerely,

Mr. Marc Beaudry
Director of Finance
SNJM-General Administration
beaudrym2004@yahoo.ca

SHAREHOLDER PROPOSAL

DEC 22 2011

NO. OF SHARES________
DISTRIBUTION: DSR: RME: RAL:
LKB: JEP: DGH: SMD

Sisters of the Holy Names of Jesus and Mary

General Administration

SHAREHOLDER PROPOSAL

DEC 22 2011

NO. OF SHARES______
DISTRIBUTION: DSR: RME: RAL:
LKB: JEP: DGH: SMD

December 22, 2011

Mr. David G. Henry
Supervisor, Shareholder Relations
Exxon Mobil Corporation
5959 Las Colinas Blvd.
Irving, TX 75039

Dear Mr. Henry:

Regarding the shareholder proposal which I have co-filed for the 2012 ExxonMobil Corporation Annual Meeting of Shareholders for the Congrégation des Soeurs des Saints Noms de Jésus et de Marie (also known as Congregation of the Sisters of the Holy Names of Jesus and Mary), I designate Larisa Ruoff of Green Century Capital Management as the lead filer to act on my behalf for all purposes in connection with this proposal. The lead filer is specifically authorized to engage in discussions with the company concerning the proposal and to agree on modifications or a withdrawal of the proposal on my behalf. In addition, I authorize ExxonMobil and the Securities and Exchange Commission to communicate solely with the above named lead filer as representative of the filer group in connection with any no-action letter or other correspondence.

My email is: beaudrym2004@yahoo.ca

Sincerely,

Marc Beaudry, director of Finance
Representative of Sr. Emma Bezaire s.n.j.m., Congrégation des Soeurs des Saints Noms de Jésus et de Marie

Gospel women in solidarity for liberating action

80, rue Saint-Charles Est, Longueuil, Québec, Canada J4H 1A9 • (450) 651-8104 • Fax (450) 651-8636

ADRIAN DOMINICAN SISTERS
1257 East Siena Heights Drive
Adrian, Michigan 49221-1793
517-266-3400 Phone
517-266-3524 Fax

Portfolio Advisory Board

December 14, 2011

SHAREHOLDER PROPOSAL

DEC 15 2011

NO. OF SHARES____________
DISTRIBUTION: DSR: RME: RAL: LKB: JEP: DGH: SMD

David S. Rosenthal, Secretary
c/o Office of The Corporate Secretary
ExxonMobil Corporation
5959 Colinas Blvd.
Irving, TX 75039-2298

Dear Mr. Rosenthal:

The Adrian Dominican Sisters are the beneficial owners of at least $2000 worth of ExxonMobil common stock. A letter verifying ownership in the company continuously for at least twelve months as of December 14, 2011 is enclosed. We will continue to hold the required number of shares in ExxonMobil through the annual meeting in 2012.

We are co-filing the enclosed resolution on the Canadian oil sands with Green Century Capital Management for action at the annual meeting in 2012. We submit it for inclusion in your proxy statement in accordance with rule 14a-8 of the general rules and regulations of the Securities and Exchange Act of 1934. A representative of the filers will attend the stockholders meeting to move the resolution as required by SEC Rules.

As shareholders we are concerned about the local and global environmental, social and economic challenges and risks associated with the Canadian oil sands. Further, we are not satisfied that ExxonMobil has adequately reported on the potential financial and reputational risks to the Company from its oil sands operations.

For matters relating to this resolution, please contact our authorized representative, Larisa Ruoff of Green Century Capital Management: 617-482-0800; or lruoff@greencentury.com

Sincerely,

Sister Judy Byron, OP

Sister Judy Byron, OP
Representative of the Adrian Dominican Sisters
1216 NE 65th Street
Seattle, WA 98115
jbyron@ipjc.org

Encl. Resolution
Verification of ownership

WHEREAS:
ExxonMobil has significant investments in the Canadian oil sands.

ExxonMobil owns 69.6 percent of Imperial Oil, one of Canada's largest oil companies. Imperial is 100 percent owner of the Cold Lake oil sands project and is the operator and 25 percent owner of Syncrude. ExxonMobil and Imperial jointly own and operate 100 percent of the Kearl oil sands project.

According to ExxonMobil's 2010 10-K, oil sands represent approximately 11 percent of proved reserves, demonstrating our company's significant reliance on Canada's oil sands for long term growth.

There are significant environmental, social and economic risks associated with oil sands.

The resource-intensive and environmentally damaging nature of oil sands development have introduced regulatory, operational, liability and reputational risks to oil sands companies.

The persistence of tailing ponds, which can leak toxic pollutants into groundwater, may present risks along with significant reclamation costs not currently carried on our balance sheet. While companies are required to provide reclamation costs to the Alberta government, investors still have very limited information on the full costs associated with the reclamation liabilities companies carry.

Lawsuits filed by Aboriginal peoples against the Canadian government challenge oil sands and pipeline projects even after approval. One thousand five hundred project components related to ExxonMobil are included in the Beaver Lake Cree case, one of the high-profile cases which could potentially shut down oil sands operations.

Developing the oil sands' tar-like bitumen is expensive, with multi-decade payback horizons. Volatile oil prices and changing demand can impact the viability of these projects.

In its 2010 10-K, Nexen, another company in the oil sands, states, "[o]ur oil sands projects face additional risks compared to conventional oil and gas production," and references risks related to "Aboriginal claims" and "Public perception of oil sands development."

Shareholders believe ExxonMobil has not adequately reported on how possible risks associated with oil sands projects may impact our company's long term financial performance, given our company's significant investments in this area.

RESOLVED:
Shareholders request that the Board prepare a report discussing possible short and long term risks to the company's finances and operations posed by the environmental, social and economic challenges associated with the oil sands. The report should be prepared at reasonable cost, omit proprietary and legal strategy information, address risks other than those associated with or attributable to climate change, and be available to investors by August 2012.

SUPPORTING STATEMENT:
The Board shall determine the scope of the report. Proponents believe risk information of interest to shareholders could include, among other things, assessing the impact of worst-case along with reasonably likely scenarios regarding:

- Environmentally-related restrictions and requirements that might hinder or penalize operations, including those associated with water, land, non-carbon air emissions, reclamation and tailings;
- Aboriginal lawsuits against the Canadian government; and
- Public opposition throughout the lifecycle of oil sands operations –from exploration, to extraction, to transportation of the extracted bitumen.

Middlebury

SHAREHOLDER PROPOSAL

DEC 15 2011

NO. OF SHARES_______
DISTRIBUTION: DSR: RME: RAL:
LKB: JEP: DGH: SMD

December 14, 2011

David S. Rosenthal
Secretary
ExxonMobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Via fax: 972-444-1505

Middlebury College Student Investment Club, an association of students at Middlebury College, is filing the enclosed shareholder resolution on behalf of and with authorization of Middlebury College for inclusion in ExxonMobil's proxy statement pursuant to Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934.

Middlebury College is the beneficial owner of at least $2,000 worth of ExxonMobil stock. We have held the requisite number of shares for over one year, and will continue to hold sufficient shares in the Company through the date of the annual shareholders' meeting. We are including proof of ownership from a DTC participating financial institution.

On the proxy, we request that you list "Middlebury College Student Investment Club," or alternatively, "Middlebury College Student Investment Club, on behalf of Middlebury College," as a co-filer of this proposal.

While we appreciate the company's willingness to dialogue with investors on its oil sands operations, we remain concerned that the company's existing disclosure fails to provide investors sufficient information at this time. The oil sands issue is an issue of particular interest to the Middlebury College community and we would like to ensure that ExxonMobil is dealing with any problems appropriately. We would welcome the opportunity to discuss our concerns further. Please contact Olivia Grugan, club representative, at 814-599-7948 or ogrugan@middlebury.edu if the company would like to continue dialogue on this issue.

This resolution is identical to the one filed by Green Century Capital Management. Larisa Ruoff of Green Century Capital Management will be our lead filer and she can be contacted at Green Century Capital Management, 114 State Street, Suite 200, Boston, MA 02109, 617.482.0800 or by email at lruoff@greencentury.com

Sincerely,

Gregory John Dier
President
Middlebury College Student Investment Club

Enclosures (3)

Middlebury

Middlebury College
Middlebury, Vermont 05753

Director of Investment & Treasury Operations

Phone 802.443.5751
Fax 802.443.2123
dhammel@middlebury.edu
www.middlebury.edu

December 14, 2011

Gregory John Dier
President
Middlebury College Student Investment Club
Middlebury College
Middlebury, Vermont 05753

SHAREHOLDER PROPOSAL

DEC 15 2011

NO. OF SHARES________
DISTRIBUTION: DSR: RME: RAL: LKB: JEP: DGH: SMD

Dear Mr. Dier,

Middlebury College hereby authorizes the Middlebury College Student Investment Club (MSIC) to file a shareholder resolution on our behalf at Exxon Mobil Corporation and that it be included in the proxy statement in accordance with Rule 14-a8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. As the Director of Investment and Treasury Operations of Middlebury College, I have the authority to file shareholder resolutions, and to designate the MSIC to file a proposal on our behalf.

The resolution requests that the Board of Directors prepare a report discussing possible short and long term risks to the company's finances and operations posed by the environmental, social and economic challenges associated with the oil sands. The report should be prepared at reasonable cost, omit proprietary and legal strategy information, address risks other than those associated with or attributable to climate change, and be available to investors by August 2012.

Middlebury College is the owner of more than $2,000 worth of stock that has been held continuously for over a year in an account directed by the MSIC. Middlebury College intends to hold the stock through the date of the company's annual meeting in 2012.

Middlebury College requests that where possible the name "Middlebury College Student Investment Club" be listed on the proxy and any other documents, or alternatively, "Middlebury College Student Investment Club, on behalf of Middlebury College."

Sincerely,

Derek Hammel
Director, Investment and Treasury Operations
Middlebury College

WHEREAS:
ExxonMobil has significant investments in the Canadian oil sands.

ExxonMobil owns 69.6 percent of Imperial Oil, one of Canada's largest oil companies. Imperial is 100 percent owner of the Cold Lake oil sands project and is the operator and 25 percent owner of Syncrude. ExxonMobil and Imperial jointly own and operate 100 percent of the Kearl oil sands project.

According to ExxonMobil's 2010 10-K, oil sands represent approximately 11 percent of proved reserves, demonstrating our company's significant reliance on Canada's oil sands for long term growth.

There are significant environmental, social and economic risks associated with oil sands.

The resource-intensive and environmentally damaging nature of oil sands development have introduced regulatory, operational, liability and reputational risks to oil sands companies.

The persistence of tailing ponds, which can leak toxic pollutants into groundwater, may present risks along with significant reclamation costs not currently carried on our balance sheet. While companies are required to provide reclamation costs to the Alberta government, investors still have very limited information on the full costs associated with the reclamation liabilities companies carry.

Lawsuits filed by Aboriginal peoples against the Canadian government challenge oil sands and pipeline projects even after approval. One thousand five hundred project components related to ExxonMobil are included in the Beaver Lake Cree case, one of the high-profile cases which could potentially shut down oil sands operations.

Developing the oil sands' tar-like bitumen is expensive, with multi-decade payback horizons. Volatile oil prices and changing demand can impact the viability of these projects.

In its 2010 10-K, Nexen, another company in the oil sands, states, "[o]ur oil sands projects face additional risks compared to conventional oil and gas production," and references risks related to "Aboriginal claims" and "Public perception of oil sands development."

Shareholders believe ExxonMobil has not adequately reported on how possible risks associated with oil sands projects may impact our company's long term financial performance, given our company's significant investments in this area.

RESOLVED:
Shareholders request that the Board prepare a report discussing possible short and long term risks to the company's finances and operations posed by the environmental, social and economic challenges associated with the oil sands. The report should be prepared at reasonable cost, omit proprietary and legal strategy information, address risks other than those associated with or attributable to climate change, and be available to investors by August 2012.

SUPPORTING STATEMENT:
The Board shall determine the scope of the report. Proponents believe risk information of interest to shareholders could include, among other things, assessing the impact of worst-case along with reasonably likely scenarios regarding:

- Environmentally-related restrictions and requirements that might hinder or penalize operations, including those associated with water, land, non-carbon air emissions, reclamation and tailings;
- Aboriginal lawsuits against the Canadian government; and
- Public opposition throughout the lifecycle of oil sands operations –from exploration, to extraction, to transportation of the extracted bitumen.

12/14/2011 23:35 FAX ☒005/005

Dec. 14. 2011 11:03AM 3175967082 No. 0158 P. 2/2

SHAREHOLDER PROPOSAL

DEC 15 2011

NO. OF SHARES________
DISTRIBUTION: DSS: SME: RAL:
LKR: JEP: DGH: SMD

charles SCHWAB

December 14, 2011

Account***FISMA & OMB Memorandum M-07-16***
Questions: (877)561-1918X71498

Derek Hammel, Frank Huth, Patrick Norton
Service Building 2nd Floor
Middlebury, VT 05753

Share Ownership

Dear Derek Hammel, Frank Huth and Patrick Norton,

This letter is to confirm that 170 shares of Exxon Mobil Corp (symbol XOM) was purchased in***FISMA & OMB Memorandum M-07-16*** 10/30/2008. The total value of these shares as of the close of business on 12/13/2011 was $13,690.10. This account is registered under the name of Middlebury College.

Thank you for investing with Schwab. We appreciate your business and look forward to serving you in the future. If you have any questions, please call me or any Client Service Specialist at (877)561-1918X71498.

Sincerely,

John Kwasniewski
SOS Indy Team B
8332 Woodfield Crossing Blvd
Indianapolis, IN 46240-2482

School Sisters of Notre Dame, Central Pacific Province
Office of Shalom – Justice, Peace, and Integrity of Creation
13105 Watertown Plank Road
Elm Grove, WI. 53122-2291
Phone: (262) 787-1023 Fax: (262) 754-0826

SHAREHOLDER PROPOSAL

DEC 15 2011

NO. OF SHARES________
DISTRIBUTION: DSR: RME: RAL:
LKB: JEP: DGH: SMD

December 12, 2001

David S. Rosenthal
Secretary
ExxonMobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Re: Shareholder Proposal Regarding Oil Sands

Dear Mr. Rosenthal:

I am writing you on behalf of the Central Pacific Province of the School Sisters of Notre Dame. The School Sisters of Notre Dame are an international religious congregation committed to promoting education, human rights, and sustainable living in all aspects of ministry and life. Globally there are over 3,500 School Sisters of Notre Dame in some 36 countries across 5 continents.

The School Sisters of Notre Dame are the owners of 164 shares of Exxon Mobil Corporation stock and have continuously held shares in the Exxon Mobil Corporation since July 9, 1981. Verification of ownership of the shares is attached. We intend to hold the stock at least through the date of the annual meeting.

I am hereby authorized to notify you of our intention to co-file the enclosed resolution being submitted by Green Century Capital Management for consideration and action by the stockholders at the next annual meeting. I hereby submit it for inclusion in the proxy statement in accord with rule 14a-8 of the general rules and regulations of the Securities Exchange Act of 1934.

We look forward to discussion on this matter.

Sincerely,

Timothy P. Dewane
Coordinator

Cc: Larisa Ruoff
ICCR

WHEREAS:
ExxonMobil has significant investments in the Canadian oil sands.

ExxonMobil owns 69.6 percent of Imperial Oil, one of Canada's largest oil companies. Imperial is 100 percent owner of the Cold Lake oil sands project and is the operator and 25 percent owner of Syncrude. ExxonMobil and Imperial jointly own and operate 100 percent of the Kearl oil sands project.

According to ExxonMobil's 2010 10-K, oil sands represent approximately 11 percent of proved reserves, demonstrating our company's significant reliance on Canada's oil sands for long term growth.

There are significant environmental, social and economic risks associated with oil sands.

The resource-intensive and environmentally damaging nature of oil sands development have introduced regulatory, operational, liability and reputational risks to oil sands companies.

The persistence of tailing ponds, which can leak toxic pollutants into groundwater, may present risks along with significant reclamation costs not currently carried on our balance sheet. While companies are required to provide reclamation costs to the Alberta government, investors still have very limited information on the full costs associated with the reclamation liabilities companies carry.

Lawsuits filed by Aboriginal peoples against the Canadian government challenge oil sands and pipeline projects even after approval. One thousand five hundred project components related to ExxonMobil are included in the Beaver Lake Cree case, one of the high-profile cases which could potentially shut down oil sands operations.

Developing the oil sands' tar-like bitumen is expensive, with multi-decade payback horizons. Volatile oil prices and changing demand can impact the viability of these projects.

In its 2010 10-K, Nexen, another company in the oil sands, states, "[o]ur oil sands projects face additional risks compared to conventional oil and gas production," and references risks related to "Aboriginal claims" and "Public perception of oil sands development."

Shareholders believe ExxonMobil has not adequately reported on how possible risks associated with oil sands projects may impact our company's long term financial performance, given our company's significant investments in this area.

RESOLVED:
Shareholders request that the Board prepare a report discussing possible short and long term risks to the company's finances and operations posed by the environmental, social and economic challenges associated with the oil sands. The report should be prepared at reasonable cost, omit proprietary and legal strategy information, address risks other than those associated with or attributable to climate change, and be available to investors by August 2012.

SUPPORTING STATEMENT:
The Board shall determine the scope of the report. Proponents believe risk information of interest to shareholders could include, among other things, assessing the impact of worst-case along with reasonably likely scenarios regarding:

- Environmentally-related restrictions and requirements that might hinder or penalize operations, including those associated with water, land, non-carbon air emissions, reclamation and tailings;
- Aboriginal lawsuits against the Canadian government; and
- Public opposition throughout the lifecycle of oil sands operations –from exploration, to extraction, to transportation of the extracted bitumen.

Zevin Asset Management, LLC

PIONEERS IN SOCIALLY RESPONSIBLE INVESTING

December 14, 2011

Mr. David S. Rosenthal
Secretary
Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

SHAREHOLDER PROPOSAL

DEC 14 2011

NO. OF SHARES__________
DISTRIBUTION: DSR: RME: RAL:
LKB: JEP: DGH: SMD

Via fax: 972-444-1505

Re: Shareholder Proposal for 2012 Annual Meeting

Dear Mr. Rosenthal:

Enclosed please find our letter co-filing the oil sands proposal to be included in the proxy statement of Exxon (the "Company") for its 2012 annual meeting of stockholders.

Zevin Asset Management is a socially responsible investment manager which integrates financial and environmental, social, and governance research in making investment decisions on behalf of our clients. While we appreciate the Company's willingness to dialogue with investors on its oil sands operations, we remain concerned that the Company's existing disclosure fails to provide investors sufficient information at this time.

Zevin Asset Management holds, on behalf of our clients, 41,435 shares of the Company's common stock held among different custodians. We are filing on behalf of one of our clients, Ellen Sarkisian (the Proponent), who has continuously held, for at least one year of the date hereof, 301 shares of the Company's common stock which would meet the requirements of Rule 14a-8 under the Securities Exchange Act of 1934, as amended. Verification of this ownership from a DTC participating bank (number 0221), UBS Financial Services, is enclosed.

Zevin Asset Management, LLC has complete discretion over the Proponent's shareholding account at UBS Financial Services Inc which means that we have complete discretion to buy or sell investments in the Proponent's portfolio. Let this letter serve as a confirmation that the Proponent intends to continue to hold the requisite number of shares through the date of the Company's 2012 annual meeting of stockholders.

Zevin Asset Management is a co-filer for this proposal, the lead filer being Green Century Capital Management. A representative of the filer will be present at the stockholder meeting to present the proposal.

Zevin Asset Management welcomes the opportunity to discuss the proposal with representatives of the Company. Please direct any communications to me at 617-742-6666 x308 or sonia@zevin.com. We request copies of any documentation related to this proposal.

Sincerely,

Sonia Kowal
Director of Socially Responsible Investing
Zevin Asset Management

50 Congress Street, Suite 1040, Boston, MA 02109 • www.zevin.com • PHONE 617-742-6666 • FAX 617-742-6660 • invest@zevin.com

WHEREAS:
ExxonMobil has significant investments in the Canadian oil sands.

ExxonMobil owns 69.6 percent of Imperial Oil, one of Canada's largest oil companies. Imperial is 100 percent owner of the Cold Lake oil sands project and is the operator and 25 percent owner of Syncrude. ExxonMobil and Imperial jointly own and operate 100 percent of the Kearl oil sands project.

According to ExxonMobil's 2010 10-K, oil sands represent approximately 11 percent of proved reserves, demonstrating our company's significant reliance on Canada's oil sands for long term growth.

There are significant environmental, social and economic risks associated with oil sands.

The resource-intensive and environmentally damaging nature of oil sands development have introduced regulatory, operational, liability and reputational risks to oil sands companies.

The persistence of tailing ponds, which can leak toxic pollutants into groundwater, may present risks along with significant reclamation costs not currently carried on our balance sheet. While companies are required to provide reclamation costs to the Alberta government, investors still have very limited information on the full costs associated with the reclamation liabilities companies carry.

Lawsuits filed by Aboriginal peoples against the Canadian government challenge oil sands and pipeline projects even after approval. One thousand five hundred project components related to ExxonMobil are included in the Beaver Lake Cree case, one of the high-profile cases which could potentially shut down oil sands operations.

Developing the oil sands' tar-like bitumen is expensive, with multi-decade payback horizons. Volatile oil prices and changing demand can impact the viability of these projects.

In its 2010 10-K, Nexen, another company in the oil sands, states, "[o]ur oil sands projects face additional risks compared to conventional oil and gas production," and references risks related to "Aboriginal claims" and "Public perception of oil sands development."

Shareholders believe ExxonMobil has not adequately reported on how possible risks associated with oil sands projects may impact our company's long term financial performance, given our company's significant investments in this area.

RESOLVED:
Shareholders request that the Board prepare a report discussing possible short and long term risks to the company's finances and operations posed by the environmental, social and economic challenges associated with the oil sands. The report should be prepared at reasonable cost, omit proprietary and legal strategy information, address risks other than those associated with or attributable to climate change, and be available to investors by August 2012.

SUPPORTING STATEMENT:
The Board shall determine the scope of the report. Proponents believe risk information of interest to shareholders could include, among other things, assessing the impact of worst-case along with reasonably likely scenarios regarding:

- Environmentally-related restrictions and requirements that might hinder or penalize operations, including those associated with water, land, non-carbon air emissions, reclamation and tailings;
- Aboriginal lawsuits against the Canadian government; and
- Public opposition throughout the lifecycle of oil sands operations –from exploration, to extraction, to transportation of the extracted bitumen.

Zevin Asset Management

PIONEERS IN SOCIALLY RESPONSIBLE INVESTING

December 14, 2011

SHAREHOLDER PROPOSAL

DEC 14 2011

NO. OF SHARES
DISTRIBUTION: DSR: RAL: LKB: JEP: DGH: SMD

To Whom It May Concern:

Please find attached DTC participant UBS Financial Services custodial proof of ownership statement of Exxon from Ellen Sarkisian. Zevin Asset Management, LLC is the investment advisor to Ellen Sarkisian and co-filed a share holder resolution on lobbying disclosure on Ellen Sarkisian's behalf.

This letter serves as confirmation that Ellen Sarkisian is the beneficial owner of the above referenced stock.

Sincerely,

Sonia Kowal

Director of Socially Responsible Investing
Zevin Asset Management, LLC

50 Congress Street, Suite 1040, Boston, MA 02109 • www.zevin.com • PHONE 617-742-6666 • FAX 617-742-6660 • invest@zevin.com

UBS

UBS Financial Services Inc.
One Post Office Square
Boston, MA 02109
Tel. 617-439-8000
Fax 617-439-8474
Toll Free 800-225-2385

www.ubs.com

SHAREHOLDER PROPOSAL

DEC 14 2011

NO. OF SHARES__________
DISTRIBUTION: DSR: RME: RAL:
LKB: JEP: DGH: SMD

December 14, 2011

To Whom It May Concern:

This is to confirm that DTC participant (number 0221) UBS Financial Services Inc is the custodian for 301 shares of common stock in Exxon owned by Ellen Sarkisian***FISMA & OMB Memorandum M-07-16***

We confirm that the above account has beneficial ownership of at least $2,000 in market value of the voting securities of Exxon and that such beneficial ownership has continuously existed for one or more years in accordance with rule 14a-8(a)(1) of the Securities Exchange Act of 1934.

The shares are held at Depository Trust Company under the Nominee name of UBS Financial Services.

This letter serves as confirmation that Ellen Sarkisian is the beneficial owner of the above referenced stock.

Zevin Asset Management, LLC is the investment advisor to Ellen Sarkisian and is planning to co-file a share holder resolution on Ellen Sarkisian's behalf.

Sincerely,

Kelley A. Bowker

Kelley A. Bowker
Assistant to Myra G. Kolton
Senior Vice President/Investments

Sisters of Saint Dominic of Tacoma
Preachers of peace, justice and joy . . . Seekers of Truth

SHAREHOLDER PROPOSAL

DEC 15 2011

NO. OF SHARES________
DISTRIBUTION: DSR: RME: RAL:
LKB: JEP: DGH: SMD

December 14, 2011

David S. Rosenthal, Secretary
c/o Office of The Corporate Secretary
ExxonMobil Corporation
5959 Colinas Blvd.
Irving, TX 75039-2298

Dear Mr. Rosenthal:

The Sisters of St. Dominic of Tacoma are the beneficial owners of at least $2000 worth of shares of ExxonMobil stock. We have been a shareholder for more than one year and will continue to hold sufficient shares in ExxonMobil through the annual meeting in 2012. A letter verifying our ownership is enclosed.

We are co-filing the enclosed resolution on the Canadian oil sands with Green Century Capital Management for action at the annual meeting in 2012. We submit it for inclusion in your proxy statement in accordance with rule 14a-8 of the general rules and regulations of the Securities and Exchange Act of 1934. A representative of the filers will attend the stockholders meeting to move the resolution as required by SEC Rules.

As shareholders we are concerned about the significant environmental, social and economic challenges associated with the Canadian oil sands. Further, we are not satisfied that ExxonMobil has adequately reported on the potential financial and reputational risks to the Company from its oil sands operations.

For matters relating to this resolution, please contact our authorized representative, Larisa Ruoff of Green Century Capital Management: 617-482-0800; or lruoff@greencentury.com

Sincerely,

Sr. Ann Marie Lustig, O.P.

Ann Marie Lustig, OP
Vice-President, Sisters of St. Dominic of Tacoma

Encl. Resolution
Verification of ownership

935 Fawcett Ave S, Tacoma WA 98402 - phone (253) 272-9688 fax (253) 272-8790
dominicans@tacomaop.org - www.tacomaop.org

WHEREAS:
ExxonMobil has significant investments in the Canadian oil sands.

ExxonMobil owns 69.6 percent of Imperial Oil, one of Canada's largest oil companies. Imperial is 100 percent owner of the Cold Lake oil sands project and is the operator and 25 percent owner of Syncrude. ExxonMobil and Imperial jointly own and operate 100 percent of the Kearl oil sands project.

According to ExxonMobil's 2010 10-K, oil sands represent approximately 11 percent of proved reserves, demonstrating our company's significant reliance on Canada's oil sands for long term growth.

There are significant environmental, social and economic risks associated with oil sands.

The resource-intensive and environmentally damaging nature of oil sands development have introduced regulatory, operational, liability and reputational risks to oil sands companies.

The persistence of tailing ponds, which can leak toxic pollutants into groundwater, may present risks along with significant reclamation costs not currently carried on our balance sheet. While companies are required to provide reclamation costs to the Alberta government, investors still have very limited information on the full costs associated with the reclamation liabilities companies carry.

Lawsuits filed by Aboriginal peoples against the Canadian government challenge oil sands and pipeline projects even after approval. One thousand five hundred project components related to ExxonMobil are included in the Beaver Lake Cree case, one of the high-profile cases which could potentially shut down oil sands operations.

Developing the oil sands' tar-like bitumen is expensive, with multi-decade payback horizons. Volatile oil prices and changing demand can impact the viability of these projects.

In its 2010 10-K, Nexen, another company in the oil sands, states, "[o]ur oil sands projects face additional risks compared to conventional oil and gas production," and references risks related to "Aboriginal claims" and "Public perception of oil sands development."

Shareholders believe ExxonMobil has not adequately reported on how possible risks associated with oil sands projects may impact our company's long term financial performance, given our company's significant investments in this area.

RESOLVED:
Shareholders request that the Board prepare a report discussing possible short and long term risks to the company's finances and operations posed by the environmental, social and economic challenges associated with the oil sands. The report should be prepared at reasonable cost, omit proprietary and legal strategy information, address risks other than those associated with or attributable to climate change, and be available to investors by August 2012.

SUPPORTING STATEMENT:
The Board shall determine the scope of the report. Proponents believe risk information of interest to shareholders could include, among other things, assessing the impact of worst-case along with reasonably likely scenarios regarding:

- Environmentally-related restrictions and requirements that might hinder or penalize operations, including those associated with water, land, non-carbon air emissions, reclamation and tailings;
- Aboriginal lawsuits against the Canadian government; and
- Public opposition throughout the lifecycle of oil sands operations –from exploration, to extraction, to transportation of the extracted bitumen.

Wakley & Roberton, Inc.
Investment Advisers

December 14, 2011

To Whom It May Concern:

This letter is to verify that Sisters of St. Dominic owns 1,500 shares of ExxonMobile (XOM) common stock. These securities have been held for more than 12 months prior to December 14, 2011, and it is their intention to retain these shares for at least one more year.

This security is currently held by BNY Mellon Wealth Management, who serves as custodian for Wakley & Roberton, Inc. The shares are registered in our nominee name at BNY Mellon Wealth Management.

Sincerely,

Marge Johnson

Marge Johnson
Corporate Secretary

/mj

500 - 108th Ave. N.E., Suite 1840, Bellevue, WA 98004-5532
425-455-4875

Exxon Mobil Corporation
Investor Relations
5959 Las Colinas Boulevard
Irving, Texas 75039

ExxonMobil

December 20, 2011

VIA UPS – OVERNIGHT DELIVERY

Sister Ann Marie Lustig, OP
Vice-President
Sisters of St. Dominic of Tacoma
935 Fawcett Ave. S
Tacoma, WA 98402

Dear Sister Lustig:

This will acknowledge receipt of your letter indicating that you wish to co-file on behalf of the Sisters of St. Dominic of Tacoma (the "Co-filer") the proposal previously submitted by Green Century Capital Management concerning a report on Canadian Oil Sands in connection with ExxonMobil's 2012 annual meeting of shareholders. By copy of a letter from Wakley & Roberton, Inc. Investment Advisers, share ownership has been verified.

In light of the SEC staff legal bulletin 14F dealing with co-filers of shareholder proposals, it is important to ensure that the lead filer has clear authority to act on behalf of all co-filers, including with respect to any potential negotiated withdrawal of the proposal. Unless the lead filer can represent that it holds such authority on behalf of all co-filers, and considering SEC staff guidance, it will be difficult for us to engage in productive dialogue concerning this proposal.

Note that under Staff Legal Bulletin No. 14F, the SEC will now distribute no-action responses under Rule 14a-8 by email to companies and proponents. We encourage all proponents and any co-filers to include an email contact address on any additional correspondence, to ensure timely communication in the event the proposal is subject to a no-action request.

Sincerely,

David Henry

David G. Henry
Supervisor, Shareholder Relations

DGH/ljg

c: Ms. Kristina Curtis

Sisters of Saint Dominic of Tacoma
Preachers of peace, justice and joy . . . Seekers of Truth

SHAREHOLDER PROPOSAL

DEC 29 2011

NO. OF SHARES________
DISTRIBUTION: DSR: RME: RAL: LKB: JEP: DGH: SMD

December 21, 2012

Mr. David G. Henry
Supervisor, Shareholder Relations
Exxon Mobil Corporation
5959 Las Colinas Blvd.
Irving, TX 75039

Dear Mr. Henry:

Regarding the shareholder proposal which I have co-filed for the 2012 ExxonMobil Corporation Annual Meeting of Shareholders, I designate Larisa Ruoff of Green Century Capital Management as the lead filer to act on my behalf for all purposes in connection with this proposal. The lead filer is specifically authorized to engage in discussions with the company concerning the proposal and to agree on modifications or a withdrawal of the proposal on my behalf. In addition, I authorize ExxonMobil and the Securities and Exchange Commission to communicate solely with the above named lead filer as representative of the filer group in connection with any no-action letter or other correspondence.

My email is: sam@tacomaop.org

Sincerely,

Sister Ann Marie Lustig, OP

Sister Ann Marie Lustig, OP
Representative of the Sisters of St. Dominic of Tacoma

935 Fawcett Ave S, Tacoma WA 98402 - phone (253) 272-9688 fax (253) 272-8790
dominicans@tacomaop.org - www.tacomaop.org

THE SISTERS OF ST. FRANCIS OF PHILADELPHIA

December 13, 2011

SHAREHOLDER PROPOSAL

DEC 13 2011

NO. OF SHARES____________
DISTRIBUTION: DSR: RME: RAL:
LKB: JEP: DGH: SMD

David S. Rosenthal
Secretary
Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Via fax: 972-444-1505

Dear Mr. Rosenthal:

Peace and all good! The Sisters of St. Francis of Philadelphia have been shareholders in Exxon Mobil for several years. Our company's significant investment in the Canadian oil sands projects exposes itself to potential financial, legal and reputational risks. Environmental costs alone are reason enough to re-evaluate the long term viability of mining the oil sands.

As a faith-based investor, I am hereby authorized to notify you of our intention to submit this shareholder proposal with Green Century Capital Management. I submit it for inclusion in the proxy statement for consideration and action by the next stockholders meeting in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. A representative of the filers will attend the shareholder meeting to move the resolution. We hope that the company is willing to continue to dialogue with the filers about this proposal. Please note that the contact person for this resolution will be: Larisa Ruoff. Her number is 617-482-0800, and her email address is: lruoff@greencentury.com.

As verification that we are beneficial owners of common stock in Exxon Mobil, I enclose a letter from Northern Trust Company, our portfolio custodian/holder of record attesting to the fact. These shares have been held continuously for at least twelve months and it is our intention to keep these shares in our portfolio beyond the date of the 2012 annual meeting.

Respectfully yours,

Tom McCaney

Tom McCaney
Associate Director, Corporate Social Responsibility

Enclosures

cc: Larisa Ruoff, Green Century Capital Management

Office of Corporate Social Responsibility
609 South Convent Road, Aston, PA 19014-1207
610-558-7764 Fax: 610-558-5855 E-mail: tmccaney@osfphila.org www.osfphila.org

WHEREAS:
ExxonMobil has significant investments in the Canadian oil sands.

ExxonMobil owns 69.6 percent of Imperial Oil, one of Canada's largest oil companies. Imperial is 100 percent owner of the Cold Lake oil sands project and is the operator and 25 percent owner of Syncrude. ExxonMobil and Imperial jointly own and operate 100 percent of the Kearl oil sands project.

According to ExxonMobil's 2010 10-K, oil sands represent approximately 11 percent of proved reserves, demonstrating our company's significant reliance on Canada's oil sands for long term growth.

There are significant environmental, social and economic risks associated with oil sands.

The resource-intensive and environmentally damaging nature of oil sands development have introduced regulatory, operational, liability and reputational risks to oil sands companies.

The persistence of tailing ponds, which can leak toxic pollutants into groundwater, may present risks along with significant reclamation costs not currently carried on our balance sheet. While companies are required to provide reclamation costs to the Alberta government, investors still have very limited information on the full costs associated with the reclamation liabilities companies carry.

Lawsuits filed by Aboriginal peoples against the Canadian government challenge oil sands and pipeline projects even after approval. One thousand five hundred project components related to ExxonMobil are included in the Beaver Lake Cree case, one of the high-profile cases which could potentially shut down oil sands operations.

Developing the oil sands' tar-like bitumen is expensive, with multi-decade payback horizons. Volatile oil prices and changing demand can impact the viability of these projects.

In its 2010 10-K, Nexen, another company in the oil sands, states, "[o]ur oil sands projects face additional risks compared to conventional oil and gas production," and references risks related to "Aboriginal claims" and "Public perception of oil sands development."

Shareholders believe ExxonMobil has not adequately reported on how possible risks associated with oil sands projects may impact our company's long term financial performance, given our company's significant investments in this area.

RESOLVED:
Shareholders request that the Board prepare a report discussing possible short and long term risks to the company's finances and operations posed by the environmental, social and economic challenges associated with the oil sands. The report should be prepared at reasonable cost, omit proprietary and legal strategy information, address risks other than those associated with or attributable to climate change, and be available to investors by August 2012.

SUPPORTING STATEMENT:
The Board shall determine the scope of the report. Proponents believe risk information of interest to shareholders could include, among other things, assessing the impact of worst-case along with reasonably likely scenarios regarding:

- Environmentally-related restrictions and requirements that might hinder or penalize operations, including those associated with water, land, non-carbon air emissions, reclamation and tailings;
- Aboriginal lawsuits against the Canadian government; and
- Public opposition throughout the lifecycle of oil sands operations – from exploration, to extraction, to transportation of the extracted bitumen.

Northern Trust

50 S LaSalle Street
Chicago IL 60603

RECEIVED
DEC 13 2011
D. S. ROSENTHAL

December 13, 2011

To Whom It May Concern:

This letter will confirm that the Sisters of St. Francis of Philadelphia holds 32 shares of Exxon Mobil Corp stock. These shares have been held for more than one year and will be held at the time of your next annual meeting.

The Northern Trust Company serves as custodian/record holder for the Sisters of St. Francis of Philadelphia. The above mentioned shares are registered in the nominee name of the Northern Trust Company.

This letter will further verify that Sister Nora M. Nash and/or Thomas McCaney are representatives of the Sisters of St. Francis of Philadelphia and are authorized to act on their behalf.

Sincerely,

Sanjay K. Singhal

Sanjay K. Singhal
Vice President

SHAREHOLDER PROPOSAL

DEC 15 2011

NO. OF SHARES________

DISTRIBUTION: DSR: RME: RAL:
LKB: JEP: DGH: SMD

December 14, 2011

Mr. David S. Rosenthal
Secretary
Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Dear Mr. Rosenthal:

I hold 451 shares of Exxon Mobil Corporation. I am joining with other shareholders to request that the Board prepare a report, at reasonable cost and omitting proprietary information, discussing the magnitude of negative impacts of a strategic focus on unconventional oil on the long-term viability of our business.

I am filing this resolution in cooperation with the primary filer, Green Century Capital Management, Inc. and hereby support its inclusion in the proxy statement in accordance with Rule 14(a)(8) of the General Rules and Regulations of the Securities and Exchange Act of 1934. Green Century Capital Management, Inc. is authorized to negotiate on my behalf, to include withdrawing the resolution if appropriate.

Verification of beneficial ownership is included in with this letter. I intend to maintain ownership of at least $2,000 of company shares that I have held for at least one year at the time of the filing of this shareholder proposal through the date of the next stockholder's annual meeting.

Respectfully Yours,

Madeline B Moore

Madeline B. Moore

FISMA & OMB Memorandum M-07-16

WHEREAS:
ExxonMobil has significant investments in the Canadian oil sands.

ExxonMobil owns 69.6 percent of Imperial Oil, one of Canada's largest oil companies. Imperial is 100 percent owner of the Cold Lake oil sands project and is the operator and 25 percent owner of Syncrude. ExxonMobil and Imperial jointly own and operate 100 percent of the Kearl oil sands project.

According to ExxonMobil's 2010 10-K, oil sands represent approximately 11 percent of proved reserves, demonstrating our company's significant reliance on Canada's oil sands for long term growth.

There are significant environmental, social and economic risks associated with oil sands.

The resource-intensive and environmentally damaging nature of oil sands development have introduced regulatory, operational, liability and reputational risks to oil sands companies.

The persistence of tailing ponds, which can leak toxic pollutants into groundwater, may present risks along with significant reclamation costs not currently carried on our balance sheet. While companies are required to provide reclamation costs to the Alberta government, investors still have very limited information on the full costs associated with the reclamation liabilities companies carry.

Lawsuits filed by Aboriginal peoples against the Canadian government challenge oil sands and pipeline projects even after approval. One thousand five hundred project components related to ExxonMobil are included in the Beaver Lake Cree case, one of the high-profile cases which could potentially shut down oil sands operations.

Developing the oil sands' tar-like bitumen is expensive, with multi-decade payback horizons. Volatile oil prices and changing demand can impact the viability of these projects.

In its 2010 10-K, Nexen, another company in the oil sands, states, "[o]ur oil sands projects face additional risks compared to conventional oil and gas production," and references risks related to "Aboriginal claims" and "Public perception of oil sands development."

Shareholders believe ExxonMobil has not adequately reported on how possible risks associated with oil sands projects may impact our company's long term financial performance, given our company's significant investments in this area.

RESOLVED:
Shareholders request that the Board prepare a report discussing possible short and long term risks to the company's finances and operations posed by the environmental, social and economic challenges associated with the oil sands. The report should be prepared at reasonable cost, omit proprietary and legal strategy information, address risks other than those associated with or attributable to climate change, and be available to investors by August 2012.

SUPPORTING STATEMENT:
The Board shall determine the scope of the report. Proponents believe risk information of interest to shareholders could include, among other things, assessing the impact of worst-case along with reasonably likely scenarios regarding:

- Environmentally-related restrictions and requirements that might hinder or penalize operations, including those associated with water, land, non-carbon air emissions, reclamation and tailings;
- Aboriginal lawsuits against the Canadian government; and
- Public opposition throughout the lifecycle of oil sands operations -from exploration, to extraction, to transportation of the extracted bitumen.

Scottrade
ADVISOR SERVICES
P.O. Box 31565
St. Louis, MO 63131-0565
Advisors: 1-877-726-8741
314-965-1555

December 14, 2011

Corporate Secretary

Dear Corporate Secretary:

Please accept this letter as documentation that Scottrade acts as custodian for Madeline Moore.

Further we are writing this letter to verify that Madeline Moore held at least 400 shares of Exxon Mobil continuously from October 1, 2008 to December 14, 2011 per her Scottrade statements.

Madeline Moore has continuously held at least $2000.00 in the market value of Exxon Mobil securities entitled to be voted on the proposal at the 2012 Annual Meeting for at least one year.

Sincerely,

Patti Jones

Scottrade Advisor Services